FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 29, 2004 Series 2004-3	333-113187

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: [signature]
Name: Richard Johnson
Title: Chief Financial Officer

Dated: March 29, 2004

[TPW: NYLEGAL:217573.2] 17572-00180 03/15/2004 7:08 PM

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-3 and Impac CMB Grantor Trusts 2004-3-1 through 6

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-3

$1,356,924,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: March 11, 2004**

$1,356,924,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-3

Class [1][2]	Approximate Security Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A	845,000,000	Floating Rate Senior	2.18 / 2.72	2.15 / 2.66	1-50 / 1-215	Aaa/AAA	April 2034
2-A	253,500,000	Fixed Rate Senior	2.62 / 3.67	2.44 / 3.25	1-50 / 1-215	Aaa/AAA	April 2034
M-1 [7]	45,500,000	Floating Rate Mezzanine	2.28 / 2.94	2.24 / 2.84	1-50 / 1-215	Aa1/AA+	April 2034
M-2 [7]	45,500,000	Floating Rate Mezzanine	2.28 / 2.94	2.24 / 2.83	1-50 / 1-215	Aa2/AA+	April 2034
M-3 [7]	28,600,000	Floating Rate Mezzanine	2.28 / 2.94	2.24 / 2.83	1-50 / 1-215	Aa3/AA+	April 2034
M-4 [7]	31,200,000	Floating Rate Mezzanine	2.28 / 2.94	2.22 / 2.80	1-50 / 1-215	A1/AA	April 2034
M-5 [7]	27,950,000	Floating Rate Mezzanine	2.28 / 2.94	2.22 / 2.80	1-50 / 1-215	A2/AA	April 2034
M-6 [7]	22,750,000	Floating Rate Mezzanine	2.28 / 2.94	2.21 / 2.78	1-50 / 1-215	A3/A+	April 2034
3-A	37,448,000	Floating Rate Multi-Family Senior	3.80 / 4.37	3.71 / 4.22	1-71 / 1-192	Aaa/AAA	March 2034
3-M-1	2,926,000	Floating Rate Multi-Family Mezzanine	3.80 / 4.37	3.68 / 4.18	1-71 / 1-192	Aa2/AA	March 2034
3-M-2	5,999,000	Floating Rate Multi-Family Mezzanine	3.80 / 4.37	3.62 / 4.09	1-71 / 1-192	A2/A	March 2034
3-B	10,551,000	Floating Rate Multi-Family Subordinate	3.80 / 4.37	3.52 / 3.96	1-71 / 1-192	Baa2/BBB	March 2034
Total:	**$1,356,924,000**						

(1) The Class 1-A Bonds are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Residential Mortgage Loans. The Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds (together, the "Group 3 Bonds") are backed by the cash flows from the Group 3 Mortgage Loans. Under limited circumstances, as described under "Residential Priority of Payments" and "Group 3 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Bonds are subject to a cap equal to the lesser of (i) 11.50% per annum for the Class 1-A Bonds and Class M Certificates and 10.40% for the Group 3 Bonds and (ii) the applicable Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) The Bonds are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the respective margins for the Class 1-A Bonds and Class 3-A will increase 2.0x, (ii) the fixed rate for the Class 2-A Bonds will increase by 0.50% and (iii) the respective margins for the Class M Certificates, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.
(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust: Impac CMB Trust Series 2004-3.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Initially, with respect to substantially all of the Mortgage Loans, Wendover Funding, Inc. Commencing on or before May 1, 2004 Countrywide Home Loans Servicing LP (or an affiliate thereof), will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date. Commencing on or about May 1, 2004, GMAC Mortgage Corporation, will act as sub-servicer with respect to substantially all of the Fixed Rate Mortgage Loans deposited into the Trust on the Closing Date. Midland Loan Services, Inc. will sub-service the Group 3 Mortgage Loans.

Underwriter: Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).

Indenture Trustee: Deutsche Bank National Trust Company.

Owner Trustee: Wilmington Trust Company.

Offered Securities: The "Offered Securities" will consist of (i) the Class 1-A Bonds, (ii) the Class 2-A Bonds, (iii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates") and (iv) the Class 3-A, Class 3-M-1, Class 3-M-2 and Class 3-B Bonds (together, the "Group 3 Bonds").

Owner Trust Certificates: The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.

Registration: The Offered Securities will be available in book-entry form through DTC.

ERISA Eligibility: The Offered Securities are expected to be ERISA eligible, subject to certain conditions.

SMMEA Eligibility: The Class 1-A, Class 2-A, Class 3-A and Class 3-M-1 Bonds and Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Sample Pool Calculation Date: March 1, 2004.

Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of March 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	March [15], 2004.
Expected Closing Date:	March [30], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in April 2004.
Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds, Class M Certificates and Group 3 Bonds will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class 2-A Bonds will include accrued interest from March 1, 2004 up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Class 1-A Bonds, Class M Certificates and Group 3 Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class 2-A Bonds and any Payment Date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Residential Mortgage Loans is less than or equal to 25% of the scheduled unpaid principal balance of the Group 1 and Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in April 2014. Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Group 3 Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Group 3 Mortgage Loans is less than or equal to 25% of the scheduled unpaid principal balance of the Group 3 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in April 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR, (ii) with respect to the Group 2 Mortgage Loans, 120% PPC, which assumes 7.20% CPR in month 1, an additional 1/11th of 16.80% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant at 24% CPR thereafter and (iii) with respect to the Group 3 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,359,113,299, of which: (a) approximately $1,000,000,035 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans"), (b) approximately $300,000,394 consist of a pool of fixed rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Residential Mortgage Loans") and (c) approximately $59,112,870 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 3 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $250,000,000 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than June 21, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $75,000,000 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Bond Interest Rate: The Bond Interest Rate on the Bonds, other than the Class 2-A Bonds, for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50% for the Class 1-A and Class M Certificates and a fixed cap of 10.40% for the Group 3 Bonds.

The Bond Interest Rate on the Class 2-A Bonds for any Payment Date will be equal to the fixed rate of the Class 2-A Bonds (subject to increase in the event that the Optional Termination is not exercised).

Premium Rate: Approximately 7.705% and 7.015%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.079% and 0.063%, respectively. None of the Group 3 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0036]%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.25]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0036]%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 3 Net Mortgage Rate: The "Group 3 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 3 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.17]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0036]% and (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 3 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M

Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Component Rate: For any Payment Date, the "Group 2 Available Funds Component Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Component Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Group 3 Available Funds Rate: For any Payment Date, the "Group 3 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 3 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 3 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 3 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 3 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class 2-A Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for the Class 1-A and Class M Certificates, 11.50% and for the Group 3 Bonds, 10.40% over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds, Class M Certificates and Group 3 Bonds (the "Class 1-A Derivative Contracts," the "Class M Derivative Contracts" and the "Group 3 Derivative Contracts," collectively, the "Derivative Contracts"). The Class 1-A Derivative Contracts will have an initial aggregate notional balance of $435,931,400 on March 25, 2004 and will decline thereafter. The Class M Derivative Contracts will have an initial aggregate notional balance of $114,806,700 on March 25, 2004 and will decline thereafter. The Group 3 Derivative Contracts will have an initial aggregate notional balance of $29,622,200 on

March 25, 2004, will amortize down until April 25, 2004, will increase to $34,414,700 on May 25, 2004 and will decline thereafter. The increases in notional amounts on the Group 3 Derivative Contracts will be as a result of some of the Group 3 Derivative Contracts to be deposited into the trust on the Closing Date having later start dates than others. Payments received on the Class 1-A Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds any Basis Risk Amounts relating to the Class 1-A Bonds. Payments received on the Class M Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class M Certificates, first to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, any Basis Risk Amounts relating to the Class M Certificates. Payments received on the Group 3 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 3 Bonds, first to the Class 3-A Bonds, then to the Class 3-M-1 Bonds, then to the Class 3-M-2 Bonds, then to the Class 3-B Bonds, any Basis Risk Amounts relating to the Group 3 Bonds. None of the Derivative Contracts will have a remaining term in excess of 59 months.

In any given period, the aggregate notional balance of the Class 1-A Derivative Contracts, the Class M Derivative Contracts and Group 3 Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds, Class M Certificates and Group 3 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A	Aaa/AAA	16.00%
2-A	Aaa/AAA	16.00%
M-1	Aa1/AA+	12.50%
M-2	Aa2/AA+	9.00%
M-3	Aa3/AA+	6.80%
M-4	A1/AA	4.40%
M-5	A2/AA	2.25%
M-6	A3/A+	0.50%
3-A	Aaa/AAA	39.15%
3-M-1	Aa2/AA	34.20%
3-M-2	A2/A	24.05%
3-B	Baa2/BBB	6.20%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Residential Overcollateralization. The required initial Residential Overcollateralization will be approximately zero and will remain at approximately zero through the Payment Date occurring in September 2004 after which time the required target Residential Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Residential Mortgage Loans (such balance the "Residential Cut-off Date Balance") and the sum of the Group 1 and Group 2 Pre-Funded Amount (approximately $6,500,000). The required Residential Overcollateralization amount does not step down.
2. Group 3 Overcollateralization. The required initial Group 3 Overcollateralization will be 3.70% and the required target Group 3 Overcollateralization will be 6.20%

(approximately $3,664,998) of the sum of the aggregate Cut-off Date Balance of the Group 3 Mortgage Loans (such balance the "Group 3 Cut-off Date Balance") and remain at 6.20% through the Distribution Date prior to the Group 3 Stepdown Date.

a. *Stepdown of Group 3 Overcollateralization*: On or after the Group 3 Stepdown Date and for so long as a Group 3 Trigger Event (the parameters of the "Group 3 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 3 Overcollateralization will equal the greatest of (i) an amount equal to 12.40% of the then current aggregate unpaid principal balance of the Group 3 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 3 Cut-off Date Balance. As used herein, "Group 3 Stepdown Date" shall mean the later of (a) the Payment Date occurring in April 2009, and (b) the first Payment Date on which the aggregate principal balance of the Group 3 Mortgage Loans is less than or equal to 50% of the Group 3 Cut-off Date Balance.

b. *Group 3 Trigger Event:* Upon the occurrence of a Group 3 Trigger Event on or after the Group 3 Stepdown Date, and for so long as such Group 3 Trigger Event is in effect, the Group 3 Overcollateralization Target will equal 6.20% of the Group 3 Cut-off Date Balance.

3. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

4. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds and the Class 3-M-1, Class 3-M-2 and Class 3-B Bonds will provide Subordination to the Class 3-A Bonds, as described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Residential Mortgage Loans, following the reduction of the Residential Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates, beginning with the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates. Any Realized Losses allocated to the Class M Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

With respect to the Group 3 Mortgage Loans, following the reduction of any Group 3 Overcollateralization to zero, all allocable Realized Losses will be applied to the Class 3-B, Class 3-M-2 and Class 3-M-1 Bonds, in that order. Any Realized Losses allocated to the Class 3-B, Class 3-M-2 and Class 3-M-1 Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Residential

Principal Distributions: Principal collected on the Residential Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Residential Mortgage Loans) (such amount the "Residential Principal Distribution Amount").

Residential Priority of Payments: Available funds from the Residential Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed generally as follows:

1. Residential interest funds, sequentially, to (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and (ii) from collections related to the Residential Mortgage Loans, sequentially, to the Class M Certificates;
2. From Residential available funds, on a pro rata basis, the Residential Principal Distribution Amount to the Bonds;
3. Residential Excess Cash Flow, following the distributions described in clause 2 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) from collections related to the Residential Mortgage Loans, as principal to the Class M Certificates, to restore Residential Overcollateralization to the required Residential Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds, until the Initial Overcollateralization Target has first been reached;
4. Any remaining Residential Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the related component of the Class M Certificates, in respect of Allocated Realized Loss Amounts;
5. Any remaining Residential Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) concurrently to the Class 1-A and Class 2-A Bonds and (ii) sequentially, to the related component of the Class M Certificates to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially, to the Class 1-A Bonds and the related component of the Class M Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the related Derivative Contracts;
7. Any remaining Residential Excess Cash Flow, following the distributions described in Clause 6 above, *pro* rata, as principal to the Group 3 Bonds to restore the Group 3 Overcollateralization, which may have been reduced by Realized Losses on the Group 3 Mortgage Loans, to the Group 3 Overcollateralization Target (after application of Group 3 Excess Cash Flow);
8. Any remaining Residential Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 3

Principal Distributions: Principal collected on the Group 3 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 3 Bonds (such amount the "Group 3 Principal Distribution Amount").

Group 3 Priority of Payments: Available funds from the Group 3 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and Net Derivative Fees) will be distributed as follows:

1. Group 3 interest funds, sequentially, to the Group 3 Bonds;
2. From Group 3 available funds, on a *pro rata* basis, the Group 3 Principal Distribution Amount to the Group 3 Bonds;
3. Group 3 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 3 Bonds on a *pro rata* basis to build or restore Group 3 Overcollateralization to the required Group 3 Overcollateralization Target amount;
4. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 3-M-1, Class 3-M-2 and Class 3-B Bonds, in respect of Allocated Realized Losses;
5. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to the Group 3 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to the Group 3 Bonds, to cover any Group 3 Basis Risk Amounts which are not covered by payments received in respect of the Group 3 Derivative Contracts;
7. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Class 1-A, Class 2-A and Class M Certificates to restore the Residential Overcollateralization, which may have been reduced by Realized Losses on the Residential Mortgage Loans, to the Residential Overcollateralization Target (after application of Residential Excess Cash Flow);
8. Any remaining Group 3 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class M Certificates, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 3 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-3, Class 1-A

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$845,000,000
Pass-Thru Margin (pre-step-up):	0.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	25	25	25
WAL (yr)	9.55	2.79	2.18	1.34	1.07
MDUR (yr)	9.02	2.74	2.15	1.34	1.07
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	30	30	30	29
WAL (yr)	19.28	3.47	2.72	1.67	1.30
MDUR (yr)	16.72	3.36	2.66	1.65	1.29
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Nov21	Apr18	Dec12	Jan11

Impac CMB Trust Series 2004-3, Class 2-A

Price-Yield Sensitivity Report

Settlement:	3/30/04
Class Balance:	$253,500,000
Yield (pre-step-up):	3.488%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at Par	3.48	3.44	3.42	3.37	3.34
WAL (yr)	9.33	3.29	2.62	1.71	1.41
MDUR (yr)	7.78	3.01	2.44	1.63	1.35
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at Par	3.70	3.57	3.57	3.55	3.53
WAL (yr)	19.22	4.53	3.67	2.44	2.01
MDUR (yr)	13.12	3.92	3.25	2.24	1.87
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-1

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$45,500,000
Pass-Thru Margin (pre-step-up):	0.480%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	48	48	48	48	48
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.86	2.84	2.24	1.42	1.14
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	59	53	53	53	53
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	16.29	3.55	2.84	1.81	1.45
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-2

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$45,500,000
Pass-Thru Margin (pre-step-up):	0.550%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.83	2.83	2.24	1.42	1.14
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	61	61	61	61
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	16.16	3.54	2.83	1.81	1.45
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-3

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$28,600,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.81	2.83	2.24	1.42	1.14
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	74	66	66	66	66
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	16.07	3.54	2.83	1.81	1.44
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-4

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$31,200,000
Pass-Thru Margin (pre-step-up):	0.900%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	90	90	90	90	90
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.67	2.81	2.22	1.41	1.14
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	110	99	99	100	99
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	15.52	3.50	2.80	1.80	1.44
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-5

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$27,950,000
Pass-Thru Margin (pre-step-up):	1.000%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	100	100	100	100	100
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.62	2.80	2.22	1.41	1.13
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	122	110	110	111	110
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	15.35	3.49	2.80	1.79	1.43
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class M-6

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$22,750,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	9.50	2.91	2.28	1.43	1.15
MDUR (yr)	8.51	2.78	2.21	1.40	1.13
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Jul09	May08	Oct06	Apr06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	152	137	138	138	138
WAL (yr)	19.27	3.72	2.94	1.85	1.47
MDUR (yr)	14.93	3.46	2.78	1.78	1.43
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Feb34	Dec25	Feb22	Dec15	Sep13

Impac CMB Trust Series 2004-3, Class 3-A

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$37,448,000
Pass-Thru Margin (pre-step-up):	0.350%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	8.96	4.33	3.80	3.05	2.79
MDUR (yr)	8.42	4.21	3.71	3.00	2.75
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Feb11	Feb10	Oct08	May08

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	39	39	38	37
WAL (yr)	17.80	5.04	4.37	3.38	3.01
MDUR (yr)	15.28	4.83	4.22	3.30	2.95
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Jan34	Jul23	Mar20	Jan15	Mar13

Impac CMB Trust Series 2004-3, Class 3-M-1

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$2,926,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	8.96	4.33	3.80	3.05	2.79
MDUR (yr)	8.31	4.17	3.68	2.98	2.74
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Feb11	Feb10	Oct08	May08

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	64	63	62
WAL (yr)	17.80	5.04	4.37	3.38	3.01
MDUR (yr)	14.90	4.78	4.18	3.28	2.94
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Jan34	Jul23	Mar20	Jan15	Mar13

Impac CMB Trust Series 2004-3, Class 3-M-2

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$5,999,000
Pass-Thru Margin (pre-step-up):	1.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	125	125	125	125	125
WAL (yr)	8.96	4.33	3.80	3.05	2.79
MDUR (yr)	8.03	4.09	3.62	2.94	2.70
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Feb11	Feb10	Oct08	May08

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	151	133	132	130	129
WAL (yr)	17.80	5.04	4.37	3.38	3.01
MDUR (yr)	13.87	4.67	4.09	3.22	2.89
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Jan34	Jul23	Mar20	Jan15	Mar13

Impac CMB Trust Series 2004-3, Class 3-B

Price-DM Sensitivity Report

Settlement:	3/30/04
Class Balance:	$10,551,000
Pass-Thru Margin (pre-step-up):	2.250%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	225	225	225	225	225
WAL (yr)	8.96	4.33	3.80	3.05	2.79
MDUR (yr)	7.63	3.97	3.52	2.88	2.65
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Apr14	Feb11	Feb10	Oct08	May08

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	268	238	237	234	232
WAL (yr)	17.80	5.04	4.37	3.38	3.01
MDUR (yr)	12.51	4.50	3.96	3.14	2.83
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Jan34	Jul23	Mar20	Jan15	Mar13

[Available Funds Rate Schedule and Collateral Tables to follow]

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.30	3.30
2	4.59	9.76
3	4.45	9.77
4	4.58	10.03
5	4.45	10.04
6	4.31	10.37
7	4.45	10.64
8	4.30	10.76
9	4.46	11.05
10	4.37	11.08
11	4.41	11.25
12	4.93	12.02
13	4.58	11.77
14	4.81	12.17
15	4.74	12.20
16	4.93	12.51
17	4.89	12.55
18	5.09	12.88
19	5.29	13.18
20	5.30	13.28
21	5.50	13.56
22	5.46	13.56
23	5.41	12.18
24	6.00	10.57
25	5.46	9.19
26	5.89	10.05
27	5.74	9.86
28	5.93	10.11
29	5.78	9.86
30	5.97	10.34
31	6.17	10.61
32	6.11	10.66
33	6.31	10.94
34	6.15	10.72
35	6.13	10.45
36	6.95	10.47
37	6.29	9.35
38	6.71	10.11
39	6.51	9.82
40	6.72	10.13
41	6.52	9.84
42	6.69	10.21
43	6.91	10.53
44	6.80	10.46
45	7.02	10.78
46	6.81	10.47
47	6.82	10.48
48	7.43	11.31
49	6.97	10.64
50	7.28	11.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 6-Month, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Class M Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.75	3.75
2	4.94	10.40
3	4.80	10.40
4	4.95	10.66
5	4.81	10.66
6	4.71	10.93
7	4.86	11.20
8	4.72	11.30
9	4.89	11.59
10	4.79	11.63
11	4.84	11.80
12	5.38	12.52
13	4.99	12.27
14	5.22	12.64
15	5.14	12.68
16	5.34	12.99
17	5.27	13.03
18	5.37	13.31
19	5.55	13.60
20	5.44	13.68
21	5.64	13.95
22	5.60	13.95
23	5.68	14.07
24	6.26	10.28
25	5.66	9.70
26	6.03	10.38
27	5.86	10.21
28	6.05	10.45
29	5.91	10.28
30	6.06	10.63
31	6.26	10.88
32	6.18	10.88
33	6.37	11.13

Period	Available Rate (2)	Available Rate (3)
34	6.23	10.95
35	6.25	10.98
36	7.08	12.28
37	6.53	11.55
38	6.88	12.15
39	6.72	11.93
40	6.93	12.21
41	6.77	11.99
42	6.91	12.27
43	7.11	12.55
44	7.01	12.49
45	7.22	12.77
46	7.05	12.54
47	7.07	12.57
48	7.58	13.23
49	7.21	12.72
50	7.47	13.05

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 6-Month, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 3 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	4.92	4.92	37	5.92	13.41
2	4.06	9.27	38	6.09	13.74
3	3.72	9.78	39	6.04	13.81
4	3.84	9.89	40	6.23	14.15
5	3.76	9.79	41	6.18	14.24
6	3.79	9.97	42	6.29	14.45
7	3.93	10.09	43	6.45	14.80
8	3.87	10.01	44	6.42	14.90
9	4.02	10.14	45	6.58	15.25
10	3.97	10.07	46	6.56	15.37
11	4.03	10.12	47	6.63	15.62
12	4.48	10.72	48	6.95	16.17
13	4.21	10.44	49	6.83	16.25
14	4.38	10.65	50	7.00	16.68
15	4.34	10.63	51	6.99	16.91
16	4.52	10.84	52	7.17	17.37
17	4.49	10.83	53	6.86	14.18
18	4.66	11.08	54	6.69	10.29
19	4.84	11.30	55	6.91	10.60
20	4.80	11.28	56	6.80	10.56
21	4.97	11.49	57	6.95	9.03
22	4.93	11.47	58	6.82	8.91
23	4.99	11.56	59	8.37	10.21
24	5.48	12.22	60	9.37	11.34
25	5.18	11.95	61	8.52	10.29
26	5.34	12.18	62	8.53	10.68
27	5.28	12.18	63	8.01	10.38
28	5.44	12.41	64	8.28	10.77
29	5.32	11.77	65	8.15	10.43
30	5.43	12.04	66	8.19	10.43
31	5.59	12.28	67	8.47	10.78
32	5.53	12.26	68	8.19	10.43
33	5.68	12.49	69	8.47	10.78
34	5.71	12.74	70	8.20	10.43
35	5.76	12.87	71	8.32	10.44
36	6.23	13.65	72	NA	11.55

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 6-Month, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Date)

			Range
Total Number of Loans		3,914	
Total Outstanding Balance		$1,000,000,035	
Average Loan Balance		$255,493	$46,946 to $1,000,000
WA Mortgage Rate		5.568%	2.875% to 10.125%
WA Mortgage Rate Net LPMI		5.488%	2.875% to 9.500%
Net WAC		5.080%	2.466% to 9.091%
ARM Characteristics			
WA Gross Margin		3.411%	1.750% to 8.500%
WA Months to First Roll		25	1 to 83
WA First Periodic Cap		2.556%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.040%	1.000% to 2.000%
WA Lifetime Cap		11.605%	8.875% to 21.250%
WA Lifetime Floor		3.450%	1.750% to 8.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	345 to 360
WA Age (months)		1	0 to 15
WA LTV		78.49%	11.81% to 100.00%
WA FICO		699	
WA DTI%		38.69%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		76.74%	
Prepay Moves Exempted	Soft	21.86%	
	Hard	54.87%	
	No Prepay	23.26%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	68.59%	SFR	67.05%	REDUCED	55.12%	PUR	64.06%	OWNER	82.32%	0	23.26%
FL	6.82%	PUD	13.87%	FULL	20.26%	REFI/CO	26.21%	INV HM	15.73%	6	0.31%
VA	3.26%	CND	10.99%	NISA	9.61%	REFI	9.73%	2ND HM	1.96%	7	0.22%
NV	3.12%	2-4 FAMILY	8.06%	NO RATIO	8.31%					12	20.04%
CO	2.02%	MANUF	0.03%	NINA	4.57%					24	35.25%
										36	14.02%
										60	6.90%

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/28 LIB6M	$192,406,764	946	19.24	$203,390	6.167	359.13	684	82.7
2/28 LIB6M-IO	$272,037,263	1,003	27.20	$271,224	5.398	359.56	704	78.8
3/1 LIB12M	$1,750,930	5	0.18	$350,186	4.573	359.57	754	56.9
3/1 LIB12M-IO	$3,229,199	13	0.32	$248,400	5.278	359.34	730	85.5
3/27 LIB6M	$44,904,586	217	4.49	$206,934	5.828	359.32	688	77.2
3/27 LIB6M-IO	$110,668,023	395	11.07	$280,172	5.330	359.48	706	75.8
30Y LIB12M-IO	$827,000	4	0.08	$206,750	4.952	359.87	722	79.9
30Y LIB6M	$55,683,273	238	5.57	$233,963	5.799	358.79	675	80.4
30Y LIB6M-IO	$207,644,543	709	20.76	$292,870	5.209	359.38	702	77.8
5/1 CMT1Y	$327,910	2	0.03	$163,955	5.586	351.23	790	38.9
5/1 CMT1Y-IO	$246,932	1	0.02	$246,932	5.625	356.00	775	71.3
5/1 LIB12M	$251,261	1	0.03	$251,261	6.250	359.00	676	75.1
5/1 LIB12M-IO	$1,967,219	10	0.20	$196,722	5.605	358.77	710	80.8
5/25 LIB6M	$23,749,477	105	2.37	$226,185	5.943	359.18	693	74.9
5/25 LIB6M-IO	$82,736,249	261	8.27	$316,997	5.576	359.28	718	73.8
7/23 LIB6M-IO	$1,569,405	4	0.16	$392,351	5.829	357.59	710	69.2
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$94,272	2	0.01	$47,136	7.861	356.50	635	74.3
$50,000.01 - $100,000.00	$21,775,045	257	2.18	$84,728	6.118	359.12	696	78.6
$100,000.01 - $150,000.00	$84,635,632	659	8.46	$128,430	5.917	359.11	693	80.5
$150,000.01 - $200,000.00	$122,340,515	700	12.23	$174,772	5.718	359.25	699	79.9
$200,000.01 - $250,000.00	$135,086,048	599	13.51	$225,519	5.640	359.32	697	79.8
$250,000.01 - $300,000.00	$144,708,637	529	14.47	$273,551	5.574	359.37	699	80.0
$300,000.01 - $350,000.00	$131,131,327	405	13.11	$323,781	5.481	359.40	701	79.7
$350,000.01 - $400,000.00	$101,973,850	272	10.20	$374,904	5.492	359.35	700	78.9
$400,000.01 - $450,000.00	$61,176,804	144	6.12	$424,839	5.525	359.46	701	77.9
$450,000.01 - $500,000.00	$58,861,178	123	5.89	$478,546	5.394	359.49	697	76.4
$500,000.01 - $550,000.00	$34,257,999	65	3.43	$527,046	5.374	359.59	697	76.5
$550,000.01 - $600,000.00	$31,674,901	55	3.17	$575,907	5.360	359.49	704	75.7
$600,000.01 - $650,000.00	$32,181,947	51	3.22	$631,019	5.463	359.33	700	75.6
$650,000.01 - $700,000.00	$13,033,576	19	1.30	$685,978	4.962	359.48	725	69.2
$700,000.01 - $750,000.00	$14,012,901	19	1.40	$737,521	4.588	359.53	687	59.7
$750,000.01 - $800,000.00	$2,346,902	3	0.23	$782,301	6.033	357.32	716	79.8
$800,000.01 - $850,000.00	$4,119,000	5	0.41	$823,800	5.495	359.60	692	63.5
$850,000.01 - $900,000.00	$2,644,500	3	0.26	$881,500	5.519	357.98	693	68.5
$900,000.01 - $950,000.00	$945,000	1	0.09	$945,000	5.500	358.00	679	70.0
$950,000.01 - $1,000,000.00	$3,000,000	3	0.30	$1,000,000	5.125	358.67	742	68.3
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$149,849	1	0.01	$149,849	5.950	355.00	739	76.5
AL	$236,463	2	0.02	$118,232	6.297	359.00	720	88.7
AR	$555,101	4	0.06	$138,775	6.561	359.64	686	89.3
AZ	$16,312,712	103	1.63	$158,376	6.039	359.42	691	82.8
CA	$685,939,326	2,319	68.59	$295,791	5.389	359.43	702	77.3
CO	$20,212,900	94	2.02	$215,031	5.580	359.43	701	81.3
CT	$4,093,700	17	0.41	$240,806	5.915	358.45	675	70.4
DC	$2,893,196	12	0.29	$241,100	6.770	359.60	658	83.0
FL	$68,187,248	365	6.82	$186,814	5.952	359.15	693	80.6
GA	$14,875,341	87	1.49	$170,981	5.483	358.24	683	81.0
HI	$3,927,974	11	0.39	$357,089	5.540	359.77	717	81.7
ID	$938,472	6	0.09	$156,412	5.600	359.20	716	78.1
IL	$11,799,801	70	1.18	$168,569	6.458	359.10	689	81.5
IN	$1,128,269	6	0.11	$188,045	6.064	359.34	675	80.0
KS	$535,563	2	0.05	$267,781	7.114	359.67	674	89.8
KY	$274,850	3	0.03	$91,617	5.540	360.00	709	80.0
LA	$795,500	4	0.08	$198,875	6.361	359.68	667	78.8
MA	$7,325,117	25	0.73	$293,005	6.415	359.22	703	83.0
MD	$10,477,693	44	1.05	$238,129	6.246	359.06	681	84.8
ME	$231,775	1	0.02	$231,775	6.125	356.00	638	60.0
MI	$9,259,275	54	0.93	$171,468	6.354	356.93	694	88.1
MN	$8,413,437	35	0.84	$240,384	6.166	359.33	692	80.9
MO	$1,913,615	15	0.19	$127,574	6.219	358.87	701	77.4
MS	$1,024,653	6	0.10	$170,776	6.432	359.65	689	87.7
NC	$3,394,158	25	0.34	$135,766	6.407	358.66	686	82.8
NE	$207,850	2	0.02	$103,925	7.297	360.00	656	89.8
NH	$1,097,523	4	0.11	$274,381	6.093	359.77	667	72.0
NJ	$6,544,336	26	0.65	$251,705	6.779	359.08	679	84.6
NM	$732,974	7	0.07	$104,711	5.871	359.50	692	79.2
NV	$31,202,578	148	3.12	$210,828	5.748	359.37	697	80.9
NY	$5,163,033	16	0.52	$322,690	6.497	358.76	664	77.5
OH	$3,650,104	28	0.37	$130,361	6.289	359.05	685	82.4
OK	$347,481	3	0.03	$115,827	6.209	358.59	640	91.5
OR	$4,574,448	25	0.46	$182,978	6.096	359.10	699	83.3
PA	$2,195,470	8	0.22	$274,434	5.749	359.57	684	78.2
RI	$1,446,794	6	0.14	$241,132	5.496	359.38	697	75.9
SC	$2,128,774	11	0.21	$193,525	5.447	358.62	726	74.5
TN	$3,069,242	14	0.31	$219,232	5.395	359.00	713	81.5
TX	$10,651,225	63	1.07	$169,067	6.486	359.51	686	84.0
UT	$10,220,873	61	1.02	$167,555	5.722	359.65	690	81.4
VA	$32,586,209	128	3.26	$254,580	5.634	359.31	691	80.4
WA	$7,327,523	43	0.73	$170,408	5.907	359.54	699	79.6
WI	$1,562,801	8	0.16	$195,350	5.862	359.48	710	52.3
WY	$394,809	2	0.04	$197,405	5.762	359.32	759	83.4
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$415,000	4	0.04	$103,750	4.113	359.34	714	15.4
20.01 - 25.00	$1,222,540	4	0.12	$305,635	5.067	358.06	773	23.1
25.01 - 30.00	$184,880	2	0.02	$92,440	5.855	359.41	649	28.8
30.01 - 35.00	$1,100,000	4	0.11	$275,000	4.449	358.91	718	33.5
35.01 - 40.00	$2,617,066	11	0.26	$237,915	4.851	359.46	692	37.5
40.01 - 45.00	$3,101,675	14	0.31	$221,548	4.802	359.32	718	42.6
45.01 - 50.00	$8,335,654	34	0.83	$245,166	4.784	359.51	676	48.0
50.01 - 55.00	$10,001,652	31	1.00	$322,634	4.755	359.62	724	53.0
55.01 - 60.00	$15,820,083	56	1.58	$282,501	4.951	359.33	697	57.7
60.01 - 65.00	$26,835,380	100	2.68	$268,354	4.919	359.41	678	63.0
65.01 - 70.00	$166,026,542	599	16.60	$277,173	4.869	359.50	703	69.6
70.01 - 75.00	$44,075,618	153	4.41	$288,076	5.557	359.42	693	74.0
75.01 - 80.00	$518,104,376	1,937	51.81	$267,478	5.469	359.40	702	79.8
80.01 - 85.00	$24,086,386	98	2.41	$245,779	6.227	359.06	687	84.3
85.01 - 90.00	$102,529,350	495	10.25	$207,130	6.565	359.15	689	89.7
90.01 - 95.00	$51,761,305	241	5.18	$214,777	6.837	358.83	692	94.7
95.01 - 100.00	$23,782,526	131	2.38	$181,546	6.923	358.67	701	99.6
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
3.000 - 3.499	$3,049,317	12	0.30	$254,110	3.271	358.64	703	70.8
3.500 - 3.999	$22,529,979	79	2.25	$285,190	3.762	358.68	726	67.3
4.000 - 4.499	$68,592,041	243	6.86	$282,272	4.229	359.49	719	69.1
4.500 - 4.999	$193,951,588	707	19.40	$274,330	4.724	359.53	707	74.3
5.000 - 5.499	$199,995,255	749	20.00	$267,016	5.191	359.50	707	77.0
5.500 - 5.999	$222,587,295	824	22.26	$270,130	5.687	359.30	698	79.3
6.000 - 6.499	$104,925,729	412	10.49	$254,674	6.169	359.30	689	81.5
6.500 - 6.999	$88,457,407	408	8.85	$216,807	6.684	359.06	681	85.2
7.000 - 7.499	$47,140,079	225	4.71	$209,511	7.185	359.11	682	87.7
7.500 - 7.999	$32,614,566	174	3.26	$187,440	7.671	358.84	668	88.9
8.000 - 8.499	$8,939,672	42	0.89	$212,849	8.117	359.21	670	90.2
8.500 - 8.999	$5,579,202	30	0.56	$185,973	8.633	358.91	635	84.6
9.000 - 9.499	$764,456	4	0.08	$191,114	9.126	358.68	642	90.9
9.500 - 9.999	$433,376	3	0.04	$144,459	9.739	359.71	635	92.7
10.000 - 10.499	$310,500	1	0.03	$310,500	10.125	360.00	612	90.0
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$670,509,977	2,644	67.05	$253,597	5.573	359.38	696	78.9
PUD	$138,719,948	516	13.87	$268,837	5.522	359.16	705	79.5
CND	$109,929,139	485	10.99	$226,658	5.587	359.33	703	78.7
2-4 FAMILY	$80,569,888	268	8.06	$300,634	5.578	359.29	707	73.3
MANUF	$271,082	1	0.03	$271,082	5.375	357.00	745	80.0
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$640,603,477	2,547	64.06	$251,513	5.581	359.27	709	80.9
REFI/CO	$262,143,642	996	26.21	$263,196	5.634	359.47	678	74.1
REFI	$97,252,916	371	9.73	$262,137	5.300	359.41	691	74.9
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER OCC	$823,153,698	3,101	82.32	$265,448	5.533	359.35	697	78.9
INV HM	$157,274,864	731	15.73	$215,150	5.738	359.30	707	76.5
2ND HM	$19,571,473	82	1.96	$238,676	5.668	359.12	709	76.8
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$1,000,000,035	3,914	100.00	$255,493	5.568	359.34	699	78.5
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$551,160,727	2,047	55.12	$269,253	5.467	359.39	702	77.7
FULL	$202,568,010	830	20.26	$244,058	5.086	359.43	700	77.3
NISA	$96,073,654	401	9.61	$239,585	6.230	359.31	692	82.5
NO RATIO	$83,062,730	342	8.31	$242,873	5.845	359.17	704	80.4
NINA	$45,657,853	204	4.57	$223,813	6.573	358.88	690	82.4
SISA	$17,460,747	71	1.75	$245,926	6.665	358.71	633	74.6

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NAV	$4,016,314	19	0.40	$211,385	5.908	359.76	697	81.4
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$434,690	3	0.04	$144,963	5.130	356.93		68.9
801 - 820	$5,459,928	21	0.55	$259,997	5.088	359.00	805	75.6
781 - 800	$25,500,650	99	2.55	$257,582	5.259	359.20	788	75.8
761 - 780	$76,203,825	289	7.62	$263,681	5.217	359.27	770	75.6
741 - 760	$98,935,397	373	9.89	$265,242	5.308	359.28	751	77.9
721 - 740	$118,899,949	475	11.89	$250,316	5.359	359.34	730	79.1
701 - 720	$154,850,331	590	15.49	$262,458	5.459	359.45	710	78.9
681 - 700	$166,241,485	647	16.62	$256,942	5.490	359.33	691	78.8
661 - 680	$136,993,276	549	13.70	$249,532	5.752	359.37	671	80.5
641 - 660	$111,069,576	439	11.11	$253,006	5.792	359.38	651	79.0
621 - 640	$71,172,845	281	7.12	$253,284	6.043	359.30	632	78.4
601 - 620	$23,371,503	97	2.34	$240,943	6.332	359.24	613	77.1
581 - 600	$5,876,598	28	0.59	$209,878	6.514	359.00	591	71.6
561 - 580	$1,193,020	6	0.12	$198,837	7.540	359.77	574	63.3
541 - 560	$1,787,840	10	0.18	$178,784	7.643	358.78	552	62.6
521 - 540	$419,746	1	0.04	$419,746	8.500	359.00	521	70.0
501 - 520	$1,424,675	5	0.14	$284,935	7.453	359.51	509	65.6
481 - 500	$164,500	1	0.02	$164,500	7.250	360.00	500	70.0
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$1,000,000,035	3,914	100.00	$255,493	5.568	359.34	699	78.5
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,000,000,035	3,914	100.00	$255,493	5.568	359.34	699	78.5
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$232,616,952	952	23.26	$244,346	5.677	359.08	703	78.9
6	$3,115,165	9	0.31	$346,129	5.333	359.57	696	68.5
7	$2,190,750	4	0.22	$547,688	5.850	357.33	741	72.1
12	$200,423,348	692	20.04	$289,629	5.298	359.39	701	77.4
24	$352,471,008	1,446	35.25	$243,756	5.624	359.46	696	80.0
36	$140,182,198	547	14.02	$256,275	5.612	359.43	697	76.7
60	$69,000,614	264	6.90	$261,366	5.605	359.30	699	77.1
20	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

80% LTV/PMI Analysis (Excludes 2949 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$411,737	2	0.20	$205,868	6.436	358.12	634	85.6
> 80% LTV, with MI	$201,747,831	963	99.80	$209,499	6.637	359.00	691	91.5
	$202,159,568	**965**	**100.00**	**$209,492**	**6.636**	**359.00**	**691**	**91.5**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$263,327,816	947	26.33	$278,065	5.334	359.25	696	78.3
7 - 12	11	$1,208,458	6	0.12	$201,410	5.476	355.70	702	77.5
13 - 18	17	$2,806,942	12	0.28	$233,912	6.516	353.01	655	85.1
19 - 24	23	$461,255,627	1,935	46.13	$238,375	5.711	359.43	696	80.4
25 - 31	30	$1,569,927	6	0.16	$261,655	6.066	354.18	690	79.1
32 - 37	35	$158,982,811	624	15.90	$254,780	5.454	359.49	702	76.2
43 - 49	47	$520,026	4	0.05	$130,006	6.981	347.36	680	91.3
50 - 55	54	$1,122,910	3	0.11	$374,303	5.614	353.90	749	67.6
56 - 61	59	$107,636,113	373	10.76	$288,569	5.652	359.33	713	74.0
80 - 85	82	$1,569,405	4	0.16	$392,351	5.829	357.59	710	69.2
25		**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
2.000 - 2.249	$1,795,831	5	0.18	$359,166	4.184	359.30	719	71.0
2.250 - 2.499	$30,230,935	84	3.02	$359,892	5.229	358.18	718	75.0
2.500 - 2.749	$15,188,152	69	1.52	$220,118	5.358	358.27	705	80.1
2.750 - 2.999	$42,860,342	175	4.29	$244,916	5.692	358.26	705	80.5
3.000 - 3.249	$209,301,530	749	20.93	$279,441	5.295	359.39	698	77.7

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.250 - 3.499	$437,717,651	1,733	43.77	$252,578	5.398	359.51	706	78.0
3.500 - 3.749	$110,087,845	424	11.01	$259,641	5.577	359.59	700	75.2
3.750 - 3.999	$48,558,676	203	4.86	$239,205	6.218	359.52	668	79.1
4.000 - 4.249	$14,008,953	53	1.40	$264,320	6.487	359.63	671	82.7
4.250 - 4.499	$8,085,038	34	0.81	$237,795	6.308	359.56	672	83.0
4.500 - 4.749	$8,171,906	33	0.82	$247,634	6.467	359.18	685	84.2
4.750 - 4.999	$6,952,501	22	0.70	$316,023	6.052	359.46	671	79.1
5.000 - 5.249	$43,837,168	231	4.38	$189,771	6.674	358.62	690	91.8
5.250 - 5.499	$2,908,560	14	0.29	$207,754	6.798	359.12	619	72.9
5.500 - 5.749	$5,328,672	21	0.53	$253,746	6.493	359.53	629	76.7
5.750 - 5.999	$4,862,841	19	0.49	$255,939	7.031	359.51	602	73.9
6.000 - 6.249	$2,834,626	11	0.28	$257,693	6.449	359.45	686	82.8
6.250 - 6.499	$1,121,161	5	0.11	$224,232	7.335	359.20	637	73.3
6.500 - 6.749	$1,490,424	7	0.15	$212,918	6.858	359.87	669	84.3
6.750 - 6.999	$1,465,250	6	0.15	$244,208	7.200	359.32	665	76.7
7.000 - 7.249	$889,748	5	0.09	$177,950	7.893	359.76	639	78.1
7.250 - 7.499	$817,475	3	0.08	$272,492	7.500	360.00	662	93.4
7.500 - 7.749	$704,290	4	0.07	$176,073	7.844	359.87	700	88.8
7.750 - 7.999	$370,500	1	0.04	$370,500	8.625	360.00	665	95.0
8.000 - 8.249	$171,000	1	0.02	$171,000	8.375	360.00	734	95.0
8.500 - 8.749	$109,187	1	0.01	$109,187	8.750	359.00	666	95.0
3.411	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
9.000 - 9.499	$3,393,842	13	0.34	$261,065	3.371	358.68	708	70.9
9.500 - 9.999	$22,160,052	78	2.22	$284,103	3.790	359.19	725	67.5
10.000 - 10.499	$68,913,688	244	6.89	$282,433	4.253	359.55	719	69.3
10.500 - 10.999	$195,312,404	709	19.53	$275,476	4.734	359.49	708	74.3
11.000 - 11.499	$198,632,858	737	19.86	$269,515	5.188	359.49	707	76.8
11.500 - 11.999	$216,593,976	798	21.66	$271,421	5.690	359.27	697	79.2
12.000 - 12.499	$105,695,983	417	10.57	$253,468	6.167	359.34	689	81.4
12.500 - 12.999	$83,979,974	384	8.40	$218,698	6.609	359.09	684	84.8
13.000 - 13.499	$39,315,358	188	3.93	$209,124	7.108	359.06	687	87.8
13.500 - 13.999	$33,932,043	178	3.39	$190,629	7.422	358.99	674	89.6
14.000 - 14.499	$15,613,486	75	1.56	$208,180	7.634	359.15	670	90.6
14.500 - 14.999	$10,368,233	61	1.04	$169,971	8.099	358.77	657	89.1
15.000 - 15.499	$2,726,850	16	0.27	$170,428	8.452	358.87	645	89.9
15.500 - 15.999	$1,919,422	11	0.19	$174,493	8.851	359.20	573	73.6
16.000 - 16.499	$310,500	1	0.03	$310,500	10.125	360.00	612	90.0
19.000 - 19.499	$318,800	1	0.03	$318,800	6.500	359.00	683	80.0
19.500 - 19.999	$373,900	1	0.04	$373,900	6.875	358.00	652	85.0

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
21.000 - 21.499	$309,094	1	0.03	$309,094	7.625	356.00	609	100.0
11.605	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/04	$1,850,919	8	0.19	$231,365	6.468	354.56	702	89.5
05/04	$4,736,094	24	0.47	$197,337	5.587	356.00	694	82.2
06/04	$8,654,279	34	0.87	$254,538	5.435	356.13	704	79.4
07/04	$21,960,762	81	2.20	$271,121	5.546	357.79	694	79.3
08/04	$79,603,208	291	7.96	$273,551	5.252	358.94	703	77.9
09/04	$108,223,671	372	10.82	$290,924	5.357	359.99	692	78.3
10/04	$38,298,882	137	3.83	$279,554	5.205	360.00	694	77.6
01/05	$133,098	1	0.01	$133,098	6.125	346.00	637	57.9
02/05	$355,360	2	0.04	$177,680	6.333	350.61	684	80.0
03/05	$720,000	3	0.07	$240,000	4.933	360.00	722	79.9
06/05	$159,185	2	0.02	$79,592	7.038	351.00	607	59.6
07/05	$863,043	3	0.09	$287,681	6.114	352.00	672	86.9
08/05	$587,918	2	0.06	$293,959	6.329	353.00	657	83.6
09/05	$1,196,796	5	0.12	$239,359	6.827	354.00	648	87.9
10/05	$4,758,379	22	0.48	$216,290	6.446	355.00	669	86.0
11/05	$5,413,234	33	0.54	$164,037	6.757	356.00	686	86.6
12/05	$7,396,639	33	0.74	$224,141	6.633	357.03	701	84.6
01/06	$21,108,981	94	2.11	$224,564	5.885	358.00	695	82.7
02/06	$151,081,072	660	15.11	$228,911	5.821	359.00	702	82.5
03/06	$192,860,397	786	19.29	$245,369	5.580	360.00	696	79.1
04/06	$78,636,926	307	7.86	$256,146	5.571	360.00	689	77.9
08/06	$641,600	2	0.06	$320,800	5.887	353.00	720	80.0
10/06	$928,327	4	0.09	$232,082	6.190	355.00	669	78.5
11/06	$2,237,242	9	0.22	$248,582	6.285	356.00	694	84.2
12/06	$1,977,060	10	0.20	$197,706	5.803	357.00	690	77.6
01/07	$8,662,573	37	0.87	$234,124	5.566	358.00	712	78.7
02/07	$49,133,637	187	4.91	$262,747	5.372	359.00	704	76.9
03/07	$64,694,160	262	6.47	$246,924	5.485	360.00	702	76.0
04/07	$32,278,140	119	3.23	$271,245	5.410	360.00	698	74.1
02/08	$332,517	3	0.03	$110,839	7.041	347.00	684	95.0
03/08	$187,509	1	0.02	$187,509	6.875	348.00	673	84.6
06/08	$252,540	1	0.03	$252,540	5.500	351.00	802	22.1
07/08	$75,369	1	0.01	$75,369	5.875	352.00	751	95.0
10/08	$795,000	1	0.08	$795,000	5.625	355.00	732	79.5
11/08	$1,127,191	4	0.11	$281,798	5.864	356.00	706	79.7
12/08	$2,169,837	6	0.22	$361,639	5.754	357.00	729	80.2
01/09	$12,848,695	40	1.28	$321,217	5.923	358.00	716	76.0
02/09	$35,653,055	118	3.57	$302,145	5.627	359.00	717	74.3

$1,000,000,035 (Group 1) Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
03/09	$35,311,994	136	3.53	$259,647	5.660	360.00	702	75.5
04/09	$20,525,340	69	2.05	$297,469	5.489	360.00	720	68.8
12/10	$892,500	1	0.09	$892,500	6.125	357.00	696	70.0
01/11	$420,905	2	0.04	$210,452	5.555	358.00	704	60.9
02/11	$256,000	1	0.03	$256,000	5.250	359.00	767	80.0
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$341,087	2	0.03	$170,544	5.521	359.32	720	83.2
5.01 - 10.00	$1,328,739	6	0.13	$221,457	4.731	359.02	746	71.4
10.01 - 15.00	$5,618,650	22	0.56	$255,393	5.018	359.03	712	70.8
15.01 - 20.00	$5,211,491	22	0.52	$236,886	5.142	359.49	695	70.9
20.01 - 25.00	$12,361,104	54	1.24	$228,909	5.462	358.77	716	78.0
25.01 - 30.00	$25,407,849	107	2.54	$237,457	5.281	359.02	707	75.7
30.01 - 35.00	$44,866,838	176	4.49	$254,925	5.462	358.90	707	78.9
35.01 - 40.00	$78,996,736	284	7.90	$278,158	5.503	358.97	707	78.9
40.01 - 45.00	$92,030,170	358	9.20	$257,068	5.498	359.00	703	80.4
45.01 - 50.00	$73,753,646	279	7.38	$264,350	5.445	359.10	694	79.8
50.01 - 55.00	$5,148,917	18	0.51	$286,051	5.101	359.25	673	69.6
> 55.00	$829,017	4	0.08	$207,254	5.063	358.53	661	65.0
Unknown	$654,105,792	2,582	65.41	$253,333	5.634	359.51	697	78.3
38.69	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		1,575	
Total Outstanding Balance		$300,000,394	
Average Loan Balance		$190,476	$31,271 to $1,491,753
Escrow Balance %		73.79%	
WA Mortgage Rate		6.935%	4.750% to 11.000%
Net WAC		6.588%	4.466% to 10.716%
WA Original Term (months)		351	120 to 360
WA Remaining Term (months)		350	119 to 360
WA Age (months)		1	0 to 21
WA LTV		77.38%	15.00% to 100.00%
WA FICO		685	501 to 810
WA DTI%		38.74%	9.33% to 143.33%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		66.29%	
Prepay Moves Exempted	Soft	33.71%	
	Hard	32.59%	
	No Prepay	33.71%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	35.07%	SFR	67.16%	REDUCED	44.36%	PUR	46.90%	OWNER	73.86%	0	33.71%
FL	20.52%	2-4 FAMILY	15.80%	FULL	15.92%	REFI/CO	40.39%	INV HM	22.87%	6	0.21%
NY	8.34%	PUD	9.52%	NISA	14.76%	REFI	12.71%	2ND HM	3.27%	12	5.25%
NJ	6.00%	CND	7.49%	NINA	9.69%					24	6.43%
VA	3.69%	MANUF	0.03%	NO RATIO	8.89%					36	21.04%
										42	0.03%
										60	33.35%

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$221,583	1	0.07	$221,583	5.250	119.00	744	78.0
15Yr Fixed	$13,282,742	92	4.43	$144,378	6.546	178.86	676	66.7
20Yr Fixed	$870,103	4	0.29	$217,526	6.334	238.66	646	63.4
25Yr Fixed	$155,788	1	0.05	$155,788	6.375	299.00	665	69.3
30/15 Fixed Balloon	$387,266	3	0.13	$129,089	7.030	175.61	708	88.2
30Yr Fixed	$262,293,067	1,384	87.43	$189,518	6.986	358.48	685	78.4
30Yr Fixed-IO	$22,789,845	90	7.60	$253,220	6.607	359.16	697	72.5
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$263,723	6	0.09	$43,954	7.732	294.76	707	53.7
$50,000.01 - $100,000.00	$25,648,415	311	8.55	$82,471	7.246	343.43	680	79.6
$100,000.01 - $150,000.00	$56,782,052	454	18.93	$125,071	7.122	345.29	685	80.2
$150,000.01 - $200,000.00	$48,657,617	280	16.22	$173,777	7.013	347.44	683	79.3
$200,000.01 - $250,000.00	$38,567,977	172	12.86	$224,232	6.913	348.31	684	78.8
$250,000.01 - $300,000.00	$35,405,603	129	11.80	$274,462	6.814	352.90	685	79.2
$300,000.01 - $350,000.00	$23,646,191	73	7.88	$323,920	7.035	356.36	680	80.3
$350,000.01 - $400,000.00	$22,926,724	61	7.64	$375,848	6.792	355.53	691	76.2
$400,000.01 - $450,000.00	$11,912,201	28	3.97	$425,436	6.875	352.22	686	75.0
$450,000.01 - $500,000.00	$10,982,396	23	3.66	$477,495	6.962	358.48	675	70.2
$500,000.01 - $550,000.00	$7,964,981	15	2.65	$530,999	6.335	357.89	704	63.7
$550,000.01 - $600,000.00	$3,947,245	7	1.32	$563,892	6.148	332.71	691	68.0
$600,000.01 - $650,000.00	$2,501,380	4	0.83	$625,345	6.194	357.24	715	64.5
$650,000.01 - $700,000.00	$1,352,895	2	0.45	$676,448	7.126	358.00	703	78.9
$700,000.01 - $750,000.00	$2,964,217	4	0.99	$741,054	5.848	359.25	734	64.2
$750,000.01 - $800,000.00	$1,550,415	2	0.52	$775,207	6.691	352.06	726	53.9
$950,000.01 - $1,000,000.00	$995,279	1	0.33	$995,279	6.500	357.00	639	52.5
$1,150,000.01 - $1,200,000.00	$1,188,918	1	0.40	$1,188,918	5.875	352.00	714	47.1
$1,250,000.01 - $1,300,000.00	$1,250,412	1	0.42	$1,250,412	6.250	357.00	660	60.0
$1,450,000.01 - $1,500,000.00	$1,491,753	1	0.50	$1,491,753	6.500	354.00	673	60.0
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AR	$468,835	3	0.16	$156,278	6.722	358.44	660	82.5
AZ	$5,372,091	31	1.79	$173,293	6.888	339.30	699	82.9
CA	$105,223,558	439	35.07	$239,689	6.493	349.56	695	69.7
CO	$1,785,833	11	0.60	$162,348	7.448	358.31	696	80.8
CT	$2,154,885	12	0.72	$179,574	7.043	330.97	658	64.7

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
DC	$2,034,386	10	0.68	$203,439	7.437	330.34	635	69.6
DE	$663,814	4	0.22	$165,953	7.234	358.33	629	85.3
FL	$61,549,450	418	20.52	$147,247	7.230	351.78	681	83.7
GA	$2,783,507	16	0.93	$173,969	7.138	345.97	678	76.8
HI	$2,126,228	3	0.71	$708,743	6.725	355.97	683	66.5
IL	$5,099,764	32	1.70	$159,368	7.349	349.56	683	83.3
IN	$1,400,194	14	0.47	$100,014	7.471	358.89	688	87.6
KY	$760,022	6	0.25	$126,670	7.011	358.89	672	84.0
LA	$264,864	3	0.09	$88,288	7.133	357.53	695	76.2
MA	$3,986,363	18	1.33	$221,465	7.009	359.50	685	69.5
MD	$7,117,449	40	2.37	$177,936	6.906	346.09	682	80.7
ME	$153,782	1	0.05	$153,782	7.750	358.00	593	70.0
MI	$5,189,926	29	1.73	$178,963	7.289	350.32	692	83.6
MN	$1,241,320	9	0.41	$137,924	7.247	359.41	663	73.8
MO	$1,050,414	9	0.35	$116,713	7.104	358.06	703	82.2
MS	$332,823	3	0.11	$110,941	7.921	356.63	661	86.3
MT	$99,916	1	0.03	$99,916	6.875	359.00	651	66.7
NC	$2,318,614	17	0.77	$136,389	6.853	328.58	701	82.1
NE	$121,235	1	0.04	$121,235	7.625	357.00	664	90.0
NH	$986,376	5	0.33	$197,275	7.616	359.47	659	86.0
NJ	$18,012,941	78	6.00	$230,935	7.078	349.76	675	78.9
NM	$1,483,553	10	0.49	$148,355	7.435	358.58	647	78.3
NV	$5,485,407	31	1.83	$176,949	7.150	347.51	677	86.4
NY	$25,024,648	83	8.34	$301,502	7.329	348.92	679	82.0
OH	$2,178,997	20	0.73	$108,950	7.223	344.01	666	87.2
OK	$379,052	3	0.13	$126,351	7.544	358.74	683	95.0
OR	$2,665,761	18	0.89	$148,098	7.124	358.15	683	82.3
PA	$1,989,151	15	0.66	$132,610	7.606	358.93	655	85.0
RI	$858,175	5	0.29	$171,635	7.815	329.42	660	83.6
SC	$738,521	6	0.25	$123,087	7.717	358.80	691	88.3
TN	$1,259,066	11	0.42	$114,461	7.403	358.79	686	86.6
TX	$9,866,048	78	3.29	$126,488	7.182	355.72	683	84.9
UT	$933,117	9	0.31	$103,680	7.275	359.34	673	86.5
VA	$11,060,753	56	3.69	$197,513	6.667	338.73	694	75.3
WA	$3,319,883	13	1.11	$255,376	7.102	359.19	665	80.8
WI	$244,506	2	0.08	$122,253	7.500	354.68	629	87.9
WV	$95,401	1	0.03	$95,401	7.250	359.00	700	95.0
WY	$119,769	1	0.04	$119,769	8.250	357.00	708	100.0
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$344,431	4	0.11	$86,108	7.225	328.27	696	15.2

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
20.01 - 25.00	$1,286,678	6	0.43	$214,446	6.079	310.85	694	23.0
25.01 - 30.00	$274,833	3	0.09	$91,611	6.429	327.18	675	26.7
30.01 - 35.00	$1,466,644	9	0.49	$162,960	6.075	333.49	698	32.6
35.01 - 40.00	$3,112,188	16	1.04	$194,512	6.374	328.15	697	37.6
40.01 - 45.00	$4,317,020	25	1.44	$172,681	6.182	318.06	693	42.5
45.01 - 50.00	$4,933,015	23	1.64	$214,479	6.149	333.46	705	47.8
50.01 - 55.00	$10,035,668	39	3.35	$257,325	6.311	346.07	685	52.8
55.01 - 60.00	$16,266,691	59	5.42	$275,707	6.315	344.51	688	58.3
60.01 - 65.00	$16,428,621	64	5.48	$256,697	6.330	345.22	689	63.1
65.01 - 70.00	$34,975,917	158	11.66	$221,367	6.504	349.81	689	68.9
70.01 - 75.00	$16,776,043	81	5.59	$207,112	7.015	351.19	682	73.7
75.01 - 80.00	$86,145,331	458	28.72	$188,090	6.890	350.20	683	79.7
80.01 - 85.00	$9,150,266	52	3.05	$175,967	7.240	351.77	671	84.5
85.01 - 90.00	$40,537,982	275	13.51	$147,411	7.384	353.43	683	89.6
90.01 - 95.00	$44,958,519	245	14.99	$183,504	7.573	356.44	679	94.8
95.01 - 100.00	$8,990,547	58	3.00	$155,009	7.535	355.01	722	99.6
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.500 - 4.999	$891,894	3	0.30	$297,298	4.834	359.00	752	64.1
5.000 - 5.499	$3,580,791	15	1.19	$238,719	5.219	328.31	728	60.5
5.500 - 5.999	$26,078,993	91	8.69	$286,582	5.786	334.55	722	61.8
6.000 - 6.499	$53,718,085	239	17.91	$224,762	6.221	348.64	707	67.1
6.500 - 6.999	$85,092,684	447	28.36	$190,364	6.689	349.69	686	77.4
7.000 - 7.499	$48,625,365	289	16.21	$168,254	7.194	351.31	679	83.1
7.500 - 7.999	$49,203,204	296	16.40	$166,227	7.667	354.98	672	86.8
8.000 - 8.499	$20,834,740	123	6.94	$169,388	8.178	357.41	653	87.0
8.500 - 8.999	$9,235,769	53	3.08	$174,260	8.670	356.07	631	86.2
9.000 - 9.499	$1,851,032	11	0.62	$168,276	9.113	344.13	626	84.1
9.500 - 9.999	$719,940	5	0.24	$143,988	9.635	359.24	606	87.6
10.000 - 10.499	$74,938	1	0.02	$74,938	10.375	358.00	504	52.1
10.500 - 10.999	$42,726	1	0.01	$42,726	10.500	179.00	671	15.0
11.000 - 11.499	$50,232	1	0.02	$50,232	11.000	359.00	676	15.0
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$201,469,205	1,073	67.16	$187,763	6.934	348.74	683	78.0
2-4 FAMILY	$47,406,591	202	15.80	$234,686	6.889	349.64	692	73.5

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUD	$28,570,302	166	9.52	$172,110	6.981	353.25	685	78.6
CND	$22,478,687	133	7.49	$169,013	6.976	354.70	692	78.6
MANUF	$75,610	1	0.03	$75,610	7.875	347.00	629	90.0
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$140,709,031	791	46.90	$177,888	7.166	355.61	693	85.2
REFI/CO	$121,158,082	597	40.39	$202,945	6.776	346.51	676	70.3
REFI	$38,133,281	187	12.71	$203,921	6.587	338.74	686	71.0
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER OCC	$221,576,142	1,089	73.86	$203,468	6.941	349.05	681	77.8
INV HM	$68,610,245	439	22.87	$156,288	6.946	351.40	698	76.6
2ND HM	$9,814,007	47	3.27	$208,809	6.719	355.35	705	72.9
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$221,583	1	0.07	$221,583	5.250	119.00	744	78.0
121 - 180	$13,670,009	95	4.56	$143,895	6.560	178.76	677	67.4
181 - 240	$870,103	4	0.29	$217,526	6.334	238.66	646	63.4
241 - 300	$585,011	2	0.20	$292,506	5.458	287.99	733	61.5
301 - 360	$284,653,688	1,473	94.88	$193,248	6.959	358.65	686	77.9
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$133,090,529	682	44.36	$195,147	6.673	349.47	692	73.9
FULL	$47,755,059	224	15.92	$213,192	6.418	350.13	700	74.6
NISA	$44,274,207	263	14.76	$168,343	7.507	348.08	679	86.0
NINA	$29,056,115	173	9.69	$167,954	7.467	354.35	680	83.0

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NO RATIO	$26,681,763	146	8.89	$182,752	7.115	349.84	685	80.8
SISA	$18,347,921	82	6.12	$223,755	7.665	347.63	627	74.6
NAV	$794,800	5	0.26	$158,960	7.540	359.59	678	87.8
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,139,952	7	0.38	$162,850	6.940	339.18		68.5
801 - 820	$1,448,518	6	0.48	$241,420	6.795	343.71	806	82.4
781 - 800	$8,670,124	42	2.89	$206,432	6.438	357.11	791	73.9
761 - 780	$13,460,373	66	4.49	$203,945	6.433	346.24	769	74.6
741 - 760	$26,902,167	133	8.97	$202,272	6.560	351.06	751	75.4
721 - 740	$25,690,423	144	8.56	$178,406	6.586	352.84	731	74.3
701 - 720	$33,413,990	163	11.14	$204,994	6.817	353.53	710	79.8
681 - 700	$40,176,498	210	13.39	$191,317	6.761	348.36	690	77.8
661 - 680	$48,227,933	262	16.08	$184,076	7.065	348.99	671	79.3
641 - 660	$42,074,200	228	14.02	$184,536	7.107	351.32	650	78.2
621 - 640	$37,223,613	196	12.41	$189,916	7.237	347.36	631	79.0
601 - 620	$11,881,945	60	3.96	$198,032	7.330	348.70	614	76.0
581 - 600	$4,640,811	31	1.55	$149,704	7.682	331.19	590	72.8
561 - 580	$1,783,511	12	0.59	$148,626	8.256	342.40	573	71.1
541 - 560	$1,744,968	7	0.58	$249,281	8.567	343.60	551	66.6
521 - 540	$968,600	4	0.32	$242,150	8.891	358.55	526	70.5
501 - 520	$552,769	4	0.18	$138,192	8.875	359.20	510	65.1
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$300,000,394	1,575	100.00	$190,476	6.935	349.79	685	77.4
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$300,000,394	1,575	100.00	$190,476	6.935	349.79	685	77.4
	$300,000,394	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

$300,000,394 (Group 2) Fixed Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$101,121,308	478	33.71	$211,551	7.080	348.74	681	78.2
6	$618,000	2	0.21	$309,000	6.319	359.39	745	73.9
12	$15,737,314	82	5.25	$191,918	6.889	354.07	698	77.6
24	$19,294,662	117	6.43	$164,912	7.011	354.23	686	79.4
36	$63,113,544	353	21.04	$178,792	6.916	349.27	685	77.3
42	$77,348	1	0.03	$77,348	8.000	359.00	585	90.0
60	$100,038,217	542	33.35	$184,572	6.795	349.59	687	76.2
30	**$300,000,394**	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

80% LTV/PMI Analysis (Excludes 945 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, with MI	$103,637,314	630	100.00	$164,504	7.466	354.73	683	92.3
	$103,637,314	**630**	**100.00**	**$164,504**	**7.466**	**354.73**	**683**	**92.3**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$175,000	1	0.06	$175,000	6.000	360.00	752	70.0
10.01 - 15.00	$1,169,500	3	0.39	$389,833	6.050	356.24	699	64.3
15.01 - 20.00	$3,459,292	16	1.15	$216,206	6.144	358.70	720	66.6
20.01 - 25.00	$6,071,076	31	2.02	$195,841	6.673	352.46	688	77.1
25.01 - 30.00	$8,270,595	48	2.76	$172,304	6.637	351.06	709	70.3
30.01 - 35.00	$15,380,420	73	5.13	$210,691	6.375	347.55	705	72.7
35.01 - 40.00	$23,276,525	113	7.76	$205,987	6.652	349.91	699	75.9
40.01 - 45.00	$28,424,465	133	9.47	$213,718	6.781	350.30	688	77.5
45.01 - 50.00	$22,690,157	111	7.56	$204,416	6.889	351.02	688	79.4
50.01 - 55.00	$5,169,472	19	1.72	$272,077	6.694	350.53	690	66.7
> 55.00	$704,596	5	0.23	$140,919	7.145	359.18	649	81.0
Unknown	$185,209,295	1,022	61.74	$181,222	7.095	349.32	679	78.6
38.74	**$300,000,394**	**1,575**	**100.00**	**$190,476**	**6.935**	**349.79**	**685**	**77.4**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		5,489	
Total Outstanding Balance		$1,300,000,429	
Average Loan Balance		$236,837	$31,271 to $1,491,753
WA Mortgage Rate		5.883%	2.875% to 11.000%
WA Mortgage Rate Net LPMI		5.807%	2.875% to 11.000%
Net WAC		5.428%	2.466% to 10.716%
ARM Characteristics			
WA Gross Margin		3.411%	1.750% to 8.500%
WA Months to First Roll		25	1 to 83
WA First Periodic Cap		2.556%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.040%	1.000% to 2.000%
WA Lifetime Cap		11.605%	8.875% to 21.250%
WA Lifetime Floor		3.450%	1.750% to 8.875%
WA Original Term (months)		358	120 to 360
WA Remaining Term (months)		357	119 to 360
WA Age (months)		1	0 to 21
WA LTV		78.24%	11.81% to 100.00%
WA FICO		696	
WA DTI%		38.70%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		74.33%	
Prepay Moves Exempted	Soft	24.60%	
	Hard	49.73%	
	No Prepay	25.67%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.86%	SFR	67.08%	REDUCED	52.63%	PUR	60.10%	OWNER	80.36%	0	25.67%
FL	9.98%	PUD	12.87%	FULL	19.26%	REFI/CO	29.48%	INV HM	17.38%	6	0.29%
VA	3.36%	CND	10.19%	NISA	10.80%	REFI	10.41%	2ND HM	2.26%	7	0.17%
NV	2.82%	2-4 FAMILY	9.84%	NO RATIO	8.44%					12	16.63%
NY	2.32%	MANUF	0.03%	NINA	5.75%					24	28.60%
										36	15.64%
										42	0.01%
										60	13.00%

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$221,583	1	0.02	$221,583	5.250	119.00	744	78.0
15Yr Fixed	$13,282,742	92	1.02	$144,378	6.546	176.86	676	66.7
30/15 Fixed Balloon	$387,266	3	0.03	$129,089	7.030	175.61	708	88.2
20Yr Fixed	$870,103	4	0.07	$217,526	6.334	238.66	646	63.4
25Yr Fixed	$155,788	1	0.01	$155,788	6.375	299.00	665	69.3
30Yr Fixed	$262,293,067	1,384	20.18	$189,518	6.986	358.48	685	78.4
30Yr Fixed-IO	$22,789,845	90	1.75	$253,220	6.607	359.16	697	72.5
30Y LIB6M	$55,683,273	238	4.28	$233,963	5.799	358.79	675	80.4
30Y LIB6M-IO	$207,644,543	709	15.97	$292,870	5.209	359.38	702	77.8
30Y LIB12M-IO	$827,000	4	0.06	$206,750	4.952	359.87	722	79.9
2/28 LIB6M	$192,406,764	946	14.80	$203,390	6.167	359.13	684	82.7
2/28 LIB6M-IO	$272,037,263	1,003	20.93	$271,224	5.398	359.56	704	78.8
3/27 LIB6M	$44,904,586	217	3.45	$206,934	5.828	359.32	688	77.2
3/27 LIB6M-IO	$110,668,023	395	8.51	$280,172	5.330	359.48	706	75.8
3/1 LIB12M	$1,750,930	5	0.13	$350,186	4.573	359.57	754	56.9
3/1 LIB12M-IO	$3,229,199	13	0.25	$248,400	5.278	359.34	730	85.5
5/25 LIB6M	$23,749,477	105	1.83	$226,185	5.943	359.18	693	74.9
5/25 LIB6M-IO	$82,736,249	261	6.36	$316,997	5.576	359.26	718	73.8
5/1 CMT1Y	$327,910	2	0.03	$163,955	5.586	351.23	790	38.9
5/1 CMT1Y-IO	$246,932	1	0.02	$246,932	5.625	356.00	775	71.3
5/1 LIB12M	$251,261	1	0.02	$251,261	6.250	359.00	676	75.1
5/1 LIB12M-IO	$1,967,219	10	0.15	$196,722	5.605	358.77	710	80.8
7/23 LIB6M-IO	$1,569,405	4	0.12	$392,351	5.829	357.59	710	69.2
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$357,995	8	0.03	$44,749	7.766	311.02	688	59.2
$50,000.01 - $100,000.00	$47,423,460	568	3.65	$83,492	6.728	350.63	687	79.1
$100,000.01 - $150,000.00	$141,417,684	1,113	10.88	$127,060	6.401	353.56	690	80.4
$150,000.01 - $200,000.00	$170,998,132	980	13.15	$174,488	6.086	355.89	694	79.7
$200,000.01 - $250,000.00	$173,654,026	771	13.36	$225,232	5.923	356.87	694	79.6
$250,000.01 - $300,000.00	$180,114,240	658	13.85	$273,730	5.818	358.10	697	79.8
$300,000.01 - $350,000.00	$154,777,518	478	11.91	$323,802	5.719	358.93	697	79.8
$350,000.01 - $400,000.00	$124,900,574	333	9.61	$375,077	5.731	358.65	698	78.4
$400,000.01 - $450,000.00	$73,089,005	172	5.62	$424,936	5.745	358.28	699	77.4
$450,000.01 - $500,000.00	$69,843,574	146	5.37	$478,381	5.640	359.33	694	75.4
$500,000.01 - $550,000.00	$42,222,980	80	3.25	$527,787	5.556	359.27	698	74.1
$550,000.01 - $600,000.00	$35,622,147	62	2.74	$574,551	5.447	356.52	703	74.8
$600,000.01 - $650,000.00	$34,683,327	55	2.67	$630,606	5.515	359.18	701	74.8
$650,000.01 - $700,000.00	$14,386,471	21	1.11	$685,070	5.165	359.34	723	70.1
$700,000.01 - $750,000.00	$16,977,118	23	1.31	$738,136	4.808	359.48	695	60.5
$750,000.01 - $800,000.00	$3,897,316	5	0.30	$779,463	6.295	355.23	720	69.5

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$800,000.01 - $850,000.00	$4,119,000	5	0.32	$823,800	5.495	359.60	692	63.5
$850,000.01 - $900,000.00	$2,644,500	3	0.20	$881,500	5.519	357.98	693	68.5
$900,000.01 - $950,000.00	$945,000	1	0.07	$945,000	5.500	358.00	679	70.0
$950,000.01 - $1,000,000.00	$3,995,279	4	0.31	$998,820	5.468	358.25	716	64.3
$1,150,000.01 - $1,200,000.00	$1,188,918	1	0.09	$1,188,918	5.875	352.00	714	47.1
$1,250,000.01 - $1,300,000.00	$1,250,412	1	0.10	$1,250,412	6.250	357.00	660	60.0
$1,450,000.01 - $1,500,000.00	$1,491,753	1	0.11	$1,491,753	6.500	354.00	673	60.0
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$149,849	1	0.01	$149,849	5.950	355.00	739	76.5
AL	$236,463	2	0.02	$118,232	6.297	359.00	720	88.7
AR	$1,023,936	7	0.08	$146,277	6.635	359.09	674	86.2
AZ	$21,684,803	134	1.67	$161,827	6.249	354.44	693	82.8
CA	$791,162,884	2,758	60.86	$286,861	5.536	358.12	701	76.2
CO	$21,998,734	105	1.69	$209,512	5.731	359.34	700	81.3
CT	$6,248,585	29	0.48	$215,468	6.304	348.98	669	68.4
DC	$4,927,582	22	0.38	$223,981	7.045	347.52	648	77.5
DE	$663,814	4	0.05	$165,953	7.234	358.33	629	85.3
FL	$129,736,697	783	9.98	$165,692	6.558	355.65	687	82.0
GA	$17,658,848	103	1.36	$171,445	5.744	356.31	682	80.4
HI	$6,054,203	14	0.47	$432,443	5.956	358.44	705	76.4
ID	$938,472	6	0.07	$156,412	5.600	359.20	716	78.1
IL	$16,899,565	102	1.30	$165,682	6.726	356.22	687	82.0
IN	$2,528,463	20	0.19	$126,423	6.843	359.09	682	84.2
KS	$535,563	2	0.04	$267,781	7.114	359.67	674	89.8
KY	$1,034,872	9	0.08	$114,986	6.620	359.18	682	82.9
LA	$1,060,364	7	0.08	$151,481	6.554	359.15	674	78.2
MA	$11,311,480	43	0.87	$263,058	6.624	359.32	697	78.3
MD	$17,595,142	84	1.35	$209,466	6.513	353.82	681	83.1
ME	$385,556	2	0.03	$192,778	6.773	356.80	620	76.0
MI	$14,449,201	83	1.11	$174,087	6.690	354.56	693	86.5
MN	$9,654,757	44	0.74	$219,426	6.305	359.34	689	80.0
MO	$2,964,029	24	0.23	$123,501	6.533	358.58	702	79.1
MS	$1,357,476	9	0.10	$150,831	6.797	358.91	682	87.3
MT	$99,916	1	0.01	$99,916	6.875	359.00	651	66.7
NC	$5,712,772	42	0.44	$136,018	6.588	346.45	692	82.5
NE	$329,085	3	0.03	$109,695	7.418	358.89	659	89.9
NH	$2,083,898	9	0.16	$231,544	6.814	359.63	663	78.6
NJ	$24,557,277	104	1.89	$236,128	6.998	352.24	676	80.4
NM	$2,216,527	17	0.17	$130,384	6.917	358.89	662	78.6
NV	$36,687,985	179	2.82	$204,961	5.958	357.59	694	81.7

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$30,187,681	99	2.32	$304,926	7.187	350.60	677	81.2
OH	$5,829,101	48	0.45	$121,440	6.638	353.43	678	84.2
OK	$726,533	6	0.06	$121,089	6.905	358.67	663	93.3
OR	$7,240,209	43	0.56	$168,377	6.475	358.75	693	82.9
PA	$4,184,621	23	0.32	$181,940	6.632	359.26	670	81.4
RI	$2,304,968	11	0.18	$209,543	6.360	348.23	683	78.8
SC	$2,867,295	17	0.22	$168,664	6.032	358.66	717	78.1
TN	$4,328,308	25	0.33	$173,132	5.979	358.94	705	83.0
TX	$20,517,274	141	1.58	$145,513	6.821	357.68	685	84.4
UT	$11,153,990	70	0.86	$159,343	5.852	359.62	689	81.9
VA	$43,646,961	184	3.36	$237,212	5.896	354.09	692	79.2
WA	$10,647,405	56	0.82	$190,132	6.280	359.43	689	80.0
WI	$1,807,307	10	0.14	$180,731	6.083	358.83	699	57.1
WV	$95,401	1	0.01	$95,401	7.250	359.00	700	95.0
WY	$514,578	3	0.04	$171,526	6.341	358.78	747	87.3
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$759,431	8	0.06	$94,929	5.524	345.25	706	15.3
20.01 - 25.00	$2,509,218	10	0.19	$250,922	5.586	333.85	732	23.1
25.01 - 30.00	$459,713	5	0.04	$91,943	6.198	340.14	664	27.5
30.01 - 35.00	$2,566,644	13	0.20	$197,434	5.378	344.39	707	33.0
35.01 - 40.00	$5,729,253	27	0.44	$212,195	5.678	342.45	695	37.6
40.01 - 45.00	$7,418,695	39	0.57	$190,223	5.605	335.31	704	42.6
45.01 - 50.00	$13,268,669	57	1.02	$232,784	5.292	349.82	687	47.9
50.01 - 55.00	$20,037,320	70	1.54	$286,247	5.534	352.84	705	52.9
55.01 - 60.00	$32,086,774	115	2.47	$279,015	5.643	351.82	693	58.0
60.01 - 65.00	$43,264,001	164	3.33	$263,805	5.455	354.02	683	63.0
65.01 - 70.00	$201,002,459	757	15.46	$265,525	5.153	357.81	701	69.5
70.01 - 75.00	$60,851,661	234	4.68	$260,050	5.959	357.15	690	73.9
75.01 - 80.00	$604,249,707	2,395	46.48	$252,296	5.672	358.09	699	79.8
80.01 - 85.00	$33,236,653	150	2.56	$221,578	6.506	357.06	683	84.3
85.01 - 90.00	$143,067,332	770	11.01	$185,802	6.797	357.53	687	89.7
90.01 - 95.00	$96,719,824	486	7.44	$199,012	7.179	357.72	686	94.7
95.01 - 100.00	$32,773,073	189	2.52	$173,403	7.091	357.67	707	99.6
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
3.000 - 3.499	$3,049,317	12	0.23	$254,110	3.271	358.64	703	70.8
3.500 - 3.999	$22,529,979	79	1.73	$285,190	3.762	358.88	726	67.3
4.000 - 4.499	$68,592,041	243	5.28	$282,272	4.229	359.49	719	69.1
4.500 - 4.999	$194,843,481	710	14.99	$274,427	4.724	359.53	708	74.3
5.000 - 5.499	$203,576,046	764	15.66	$266,461	5.191	358.95	708	76.7
5.500 - 5.999	$248,666,289	915	19.13	$271,766	5.697	356.70	700	77.5
6.000 - 6.499	$158,643,814	651	12.20	$243,692	6.186	355.69	695	76.6
6.500 - 6.999	$173,550,091	855	13.35	$202,983	6.687	354.47	683	81.4
7.000 - 7.499	$95,765,444	514	7.37	$186,314	7.190	355.15	680	85.4
7.500 - 7.999	$81,817,770	470	6.29	$174,080	7.669	356.52	670	87.6
8.000 - 8.499	$29,774,413	165	2.29	$180,451	8.160	357.95	658	88.0
8.500 - 8.999	$14,814,971	83	1.14	$178,494	8.656	357.14	633	85.6
9.000 - 9.499	$2,615,488	15	0.20	$174,366	9.117	348.38	631	86.1
9.500 - 9.999	$1,153,316	8	0.09	$144,164	9.674	359.42	617	89.5
10.000 - 10.499	$385,438	2	0.03	$192,719	10.174	359.61	591	82.6
10.500 - 10.999	$42,726	1	0.00	$42,726	10.500	179.00	671	15.0
11.000 - 11.499	$50,232	1	0.00	$50,232	11.000	359.00	676	15.0
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$871,979,182	3,717	67.08	$234,592	5.887	356.92	693	78.7
PUD	$167,290,250	682	12.87	$245,294	5.771	358.15	702	79.3
CND	$132,407,826	618	10.19	$214,252	5.823	358.55	702	78.7
2-4 FAMILY	$127,976,479	470	9.84	$272,290	6.064	355.79	702	73.4
MANUF	$346,691	2	0.03	$173,346	5.920	354.82	720	82.2
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$781,312,508	3,338	60.10	$234,066	5.866	358.61	706	81.6
REFI/CO	$383,301,724	1,593	29.48	$240,616	5.995	355.37	678	72.9
REFI	$135,386,197	558	10.41	$242,628	5.662	353.59	689	73.8
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER OCC	$1,044,729,840	4,190	80.36	$249,339	5.831	357.17	694	78.7
INV HM	$225,885,109	1,170	17.38	$193,064	6.105	356.90	704	76.5
2ND HM	$29,385,480	129	2.26	$227,794	6.019	357.86	708	75.5
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$221,583	1	0.02	$221,583	5.250	119.00	744	78.0
121 - 180	$13,670,009	95	1.05	$143,895	6.560	178.76	677	67.4
181 - 240	$870,103	4	0.07	$217,526	6.334	238.66	646	63.4
241 - 300	$585,011	2	0.05	$292,506	5.458	287.99	733	61.5
301 - 360	$1,284,653,723	5,387	98.82	$238,473	5.876	359.19	696	78.4
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$684,251,256	2,729	52.63	$250,733	5.702	357.46	700	77.0
FULL	$250,323,069	1,054	19.26	$237,498	5.340	357.65	700	76.8
NISA	$140,347,861	664	10.80	$211,367	6.633	355.77	688	83.6
NO RATIO	$109,744,493	488	8.44	$224,886	6.154	356.90	699	80.5
NINA	$74,713,969	377	5.75	$198,180	6.921	357.12	686	82.6
SISA	$35,808,668	153	2.75	$234,044	7.177	353.03	630	74.6
NAV	$4,811,114	24	0.37	$200,463	6.177	359.73	694	82.5
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,574,842	10	0.12	$157,484	6.440	344.08		68.6
801 - 820	$6,908,445	27	0.53	$255,868	5.446	355.80	805	77.0
781 - 800	$34,170,774	141	2.63	$242,346	5.558	358.67	789	75.3
761 - 780	$89,664,198	355	6.90	$252,575	5.400	357.32	770	75.5
741 - 760	$125,837,564	506	9.68	$248,691	5.575	357.53	751	77.3
721 - 740	$144,590,373	619	11.12	$233,587	5.577	358.18	730	78.3
701 - 720	$188,264,321	753	14.48	$250,019	5.700	358.40	710	79.1
681 - 700	$206,417,983	857	15.88	$240,861	5.737	357.19	691	78.6
661 - 680	$185,221,209	811	14.25	$228,386	6.094	356.66	671	80.2
641 - 660	$153,143,776	667	11.78	$229,601	6.154	357.16	650	78.8

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$108,396,457	477	8.34	$227,246	6.453	355.20	631	78.6
601 - 620	$35,253,448	157	2.71	$224,544	6.668	355.69	614	76.8
581 - 600	$10,517,409	59	0.81	$178,261	7.029	346.73	591	72.2
561 - 580	$2,976,531	18	0.23	$165,363	7.969	349.36	573	68.0
541 - 560	$3,532,809	17	0.27	$207,812	8.099	351.28	551	64.6
521 - 540	$1,388,345	5	0.11	$277,669	8.773	358.68	525	70.4
501 - 520	$1,977,444	9	0.15	$219,716	7.851	359.42	510	65.4
481 - 500	$164,500	1	0.01	$164,500	7.250	360.00	500	70.0
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$1,300,000,429	5,489	100.00	$236,837	5.883	357.13	696	78.2
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,300,000,429	5,489	100.00	$236,837	5.883	357.13	696	78.2
	$1,300,000,429	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$333,738,260	1,430	25.67	$233,383	6.102	355.95	696	78.7
6	$3,733,165	11	0.29	$339,379	5.496	359.54	704	69.4
7	$2,190,750	4	0.17	$547,688	5.850	357.33	741	72.1
12	$216,160,663	774	16.63	$279,277	5.414	359.00	700	77.4
24	$371,765,670	1,563	28.60	$237,854	5.696	359.19	695	80.0
36	$203,295,743	900	15.64	$225,884	6.017	356.28	693	76.9
42	$77,348	1	0.01	$77,348	8.000	359.00	585	90.0
60	$169,038,831	806	13.00	$209,726	6.309	353.55	692	76.5
22	**$1,300,000,429**	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

80% LTV/PMI Analysis (Excludes 3894 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$411,737	2	0.13	$205,868	6.436	358.12	634	85.6
> 80% LTV, with MI	$305,385,145	1,593	99.87	$191,704	6.918	357.55	688	91.8
	$305,796,882	**1,595**	**100.00**	**$191,722**	**6.918**	**357.55**	**688**	**91.8**

Range of Months to Roll (Excludes 1575 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$263,327,816	947	26.33	$278,065	5.334	359.25	696	78.3
7 - 12	11	$1,208,458	6	0.12	$201,410	5.476	355.70	702	77.5
13 - 18	17	$2,806,942	12	0.28	$233,912	6.516	353.01	655	85.1
19 - 24	23	$461,255,627	1,935	46.13	$238,375	5.711	359.43	696	80.4
25 - 31	30	$1,569,927	6	0.16	$261,655	6.066	354.18	690	79.1
32 - 37	35	$158,982,811	624	15.90	$254,780	5.454	359.49	702	76.2
43 - 49	47	$520,026	4	0.05	$130,006	6.981	347.36	680	91.3
50 - 55	54	$1,122,910	3	0.11	$374,303	5.614	353.90	749	67.6
56 - 61	59	$107,636,113	373	10.76	$288,569	5.652	359.33	713	74.0
80 - 85	82	$1,569,405	4	0.16	$392,351	5.829	357.59	710	69.2
25		**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Margin (Excludes 1575 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.750 - 1.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
2.000 - 2.249	$1,795,831	5	0.18	$359,166	4.184	359.30	719	71.0
2.250 - 2.499	$30,230,935	84	3.02	$359,892	5.229	358.18	718	75.0
2.500 - 2.749	$15,188,152	69	1.52	$220,118	5.358	358.27	705	80.1
2.750 - 2.999	$42,860,342	175	4.29	$244,916	5.692	358.26	705	80.5
3.000 - 3.249	$209,301,530	749	20.93	$279,441	5.295	359.39	698	77.7
3.250 - 3.499	$437,717,851	1,733	43.77	$252,578	5.398	359.51	706	78.0
3.500 - 3.749	$110,087,845	424	11.01	$259,641	5.577	359.59	700	75.2
3.750 - 3.999	$48,558,676	203	4.86	$239,205	6.218	359.52	668	79.1
4.000 - 4.249	$14,008,953	53	1.40	$264,320	6.487	359.63	671	82.7
4.250 - 4.499	$8,085,038	34	0.81	$237,795	6.308	359.56	672	83.0
4.500 - 4.749	$8,171,906	33	0.82	$247,634	6.467	359.18	685	84.2
4.750 - 4.999	$6,952,501	22	0.70	$316,023	6.052	359.46	671	79.1
5.000 - 5.249	$43,837,168	231	4.38	$189,771	6.674	358.62	690	91.8
5.250 - 5.499	$2,908,560	14	0.29	$207,754	6.798	359.12	619	72.9
5.500 - 5.749	$5,328,672	21	0.53	$253,746	6.493	359.53	629	76.7
5.750 - 5.999	$4,862,841	19	0.49	$255,939	7.031	359.51	602	73.9
6.000 - 6.249	$2,834,626	11	0.28	$257,693	6.449	359.45	686	82.8
6.250 - 6.499	$1,121,161	5	0.11	$224,232	7.335	359.20	637	73.3
6.500 - 6.749	$1,490,424	7	0.15	$212,918	6.858	359.87	669	84.3

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Range of Margin (Excludes 1575 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.750 - 6.999	$1,465,250	6	0.15	$244,208	7.200	359.32	665	76.7
7.000 - 7.249	$889,748	5	0.09	$177,950	7.893	359.76	639	78.1
7.250 - 7.499	$817,475	3	0.08	$272,492	7.500	360.00	662	93.4
7.500 - 7.749	$704,290	4	0.07	$176,073	7.844	359.87	700	88.8
7.750 - 7.999	$370,500	1	0.04	$370,500	8.625	360.00	665	95.0
8.000 - 8.249	$171,000	1	0.02	$171,000	8.375	360.00	734	95.0
8.500 - 8.749	$109,187	1	0.01	$109,187	8.750	359.00	666	95.0
3.411	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

Range of Maximum Rates (Excludes 1575 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$129,572	1	0.01	$129,572	2.875	358.00	754	87.7
9.000 - 9.499	$3,393,842	13	0.34	$261,065	3.371	358.68	708	70.9
9.500 - 9.999	$22,160,052	78	2.22	$284,103	3.790	359.19	725	67.5
10.000 - 10.499	$68,913,688	244	6.89	$282,433	4.253	359.55	719	69.3
10.500 - 10.999	$195,312,404	709	19.53	$275,476	4.734	359.49	708	74.3
11.000 - 11.499	$198,632,858	737	19.86	$269,515	5.188	359.49	707	76.8
11.500 - 11.999	$216,593,976	798	21.66	$271,421	5.690	359.27	697	79.2
12.000 - 12.499	$105,695,983	417	10.57	$253,468	6.167	359.34	689	81.4
12.500 - 12.999	$83,979,974	384	8.40	$218,698	6.609	359.09	684	84.8
13.000 - 13.499	$39,315,358	188	3.93	$209,124	7.108	359.06	687	87.8
13.500 - 13.999	$33,932,043	178	3.39	$190,629	7.422	358.99	674	89.6
14.000 - 14.499	$15,613,486	75	1.56	$208,180	7.634	359.15	670	90.6
14.500 - 14.999	$10,368,233	61	1.04	$169,971	8.099	358.77	657	89.1
15.000 - 15.499	$2,726,850	16	0.27	$170,428	8.452	358.87	645	89.9
15.500 - 15.999	$1,919,422	11	0.19	$174,493	8.851	359.20	573	73.6
16.000 - 16.499	$310,500	1	0.03	$310,500	10.125	360.00	612	90.0
19.000 - 19.499	$318,800	1	0.03	$318,800	6.500	359.00	683	80.0
19.500 - 19.999	$373,900	1	0.04	$373,900	6.875	358.00	652	85.0
21.000 - 21.499	$309,094	1	0.03	$309,094	7.625	356.00	609	100.0
11.605	**$1,000,000,035**	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1575 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/04	$1,850,919	8	0.19	$231,365	6.468	354.56	702	89.5
05/04	$4,736,094	24	0.47	$197,337	5.587	356.00	694	82.2
06/04	$8,654,279	34	0.87	$254,538	5.435	356.13	704	79.4
07/04	$21,960,762	81	2.20	$271,121	5.546	357.79	694	79.3
08/04	$79,603,208	291	7.96	$273,551	5.252	358.94	703	77.9
09/04	$108,223,671	372	10.82	$290,924	5.357	359.99	692	78.3
10/04	$38,298,882	137	3.83	$279,554	5.205	360.00	694	77.6
01/05	$133,098	1	0.01	$133,098	6.125	346.00	637	57.9
02/05	$355,360	2	0.04	$177,680	6.333	350.61	684	80.0
03/05	$720,000	3	0.07	$240,000	4.933	360.00	722	79.9
06/05	$159,185	2	0.02	$79,592	7.038	351.00	607	59.6
07/05	$863,043	3	0.09	$287,681	6.114	352.00	672	86.9
08/05	$587,918	2	0.06	$293,959	6.329	353.00	657	83.6
09/05	$1,196,796	5	0.12	$239,359	6.827	354.00	648	87.9
10/05	$4,758,379	22	0.48	$216,290	6.446	355.00	669	86.0
11/05	$5,413,234	33	0.54	$164,037	6.757	356.00	686	86.6
12/05	$7,396,639	33	0.74	$224,141	6.633	357.03	701	84.6
01/06	$21,108,981	94	2.11	$224,564	5.885	358.00	695	82.7
02/06	$151,081,072	660	15.11	$228,911	5.821	359.00	702	82.5
03/06	$192,860,397	786	19.29	$245,369	5.580	360.00	696	79.1
04/06	$78,636,926	307	7.86	$256,146	5.571	360.00	689	77.9
08/06	$641,600	2	0.06	$320,800	5.887	353.00	720	80.0
10/06	$928,327	4	0.09	$232,082	6.190	355.00	669	78.5
11/06	$2,237,242	9	0.22	$248,582	6.285	356.00	694	84.2
12/06	$1,977,060	10	0.20	$197,706	5.803	357.00	690	77.6
01/07	$8,662,573	37	0.87	$234,124	5.566	358.00	712	78.7
02/07	$49,133,637	187	4.91	$262,747	5.372	359.00	704	76.9
03/07	$64,694,160	262	6.47	$246,924	5.485	360.00	702	76.0
04/07	$32,278,140	119	3.23	$271,245	5.410	360.00	698	74.1
02/08	$332,517	3	0.03	$110,839	7.041	347.00	684	95.0
03/08	$187,509	1	0.02	$187,509	6.875	348.00	673	84.6
06/08	$252,540	1	0.03	$252,540	5.500	351.00	802	22.1
07/08	$75,369	1	0.01	$75,369	5.875	352.00	751	95.0
10/08	$795,000	1	0.08	$795,000	5.625	355.00	732	79.5
11/08	$1,127,191	4	0.11	$281,798	5.864	356.00	706	79.7
12/08	$2,169,837	6	0.22	$361,639	5.754	357.00	729	80.2
01/09	$12,848,695	40	1.28	$321,217	5.923	358.00	716	76.0
02/09	$35,653,055	118	3.57	$302,145	5.627	359.00	717	74.3
03/09	$35,311,994	136	3.53	$259,647	5.660	360.00	702	75.5
04/09	$20,525,340	69	2.05	$297,469	5.489	360.00	720	68.8
12/10	$892,500	1	0.09	$892,500	6.125	357.00	696	70.0
01/11	$420,905	2	0.04	$210,452	5.555	358.00	704	60.9
02/11	$256,000	1	0.03	$256,000	5.250	359.00	767	80.0
	$1,000,000,035	**3,914**	**100.00**	**$255,493**	**5.568**	**359.34**	**699**	**78.5**

$1,300,000,429 (Groups 1 & 2) ARM & Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$341,087	2	0.03	$170,544	5.521	359.32	720	83.2
5.01 - 10.00	$1,503,739	7	0.12	$214,820	4.879	359.14	746	71.3
10.01 - 15.00	$6,788,150	25	0.52	$271,526	5.196	358.55	710	69.7
15.01 - 20.00	$8,670,783	38	0.67	$228,179	5.542	359.17	705	69.2
20.01 - 25.00	$18,432,181	85	1.42	$216,849	5.861	356.69	707	77.7
25.01 - 30.00	$33,678,444	155	2.59	$217,280	5.614	357.07	708	74.4
30.01 - 35.00	$60,247,257	249	4.63	$241,957	5.695	356.00	707	77.3
35.01 - 40.00	$102,273,261	397	7.87	$257,615	5.765	356.91	705	78.2
40.01 - 45.00	$120,454,635	491	9.27	$245,325	5.801	356.95	700	79.7
45.01 - 50.00	$96,443,803	390	7.42	$247,292	5.785	357.20	693	79.7
50.01 - 55.00	$10,318,389	37	0.79	$278,875	5.899	354.88	682	68.2
> 55.00	$1,533,613	9	0.12	$170,401	6.019	358.83	656	72.3
Unknown	$839,315,088	3,604	64.56	$232,884	5.956	357.26	693	78.4
38.70	**$1,300,000,429**	**5,489**	**100.00**	**$236,837**	**5.883**	**357.13**	**696**	**78.2**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		54	
Total Outstanding Balance		$59,112,870	
Escrow Balance %		100.00%	
Average Loan Balance		$1,094,683	$348,553 to $2,697,045
WA Mortgage Rate		5.299%	4.250% to 6.375%
WA Mortgage Rate Net LPMI		5.299%	4.250% to 6.375%
Net WAC		5.095%	4.046% to 6.171%
ARM Characteristics			
WA Gross Margin		3.003%	2.750% to 3.250%
WA Months to First Roll		52	4 to 82
WA First Periodic Cap		4.369%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.457%	9.625% to 11.375%
WA Lifetime Floor		5.299%	4.250% to 6.375%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	356 to 359
WA Age (months)		2	1 to 4
WA LTV		64.85%	25.00% to 75.00%
WA FICO		719	
WA DSCR		1.36	
WA Occ Rate		97.59%	
WA Units #		24	
WA Property Value		$2,134,058	
Cross Coll %		0.00%	
Cross Def %		0.00%	
Recourse %		92.36%	
Interest Only %		0.00%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	100.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	87.27%	MULTI	100.00%	FULL	100.00%	PUR	48.57%	INV HM	100.00%	36	21.10%
WA	9.22%					REFI/CO	41.62%			60	62.23%
AZ	2.86%					REFI	9.81%			84	16.67%
OR	0.65%										

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$9,321,080	8	15.77	$1,165,135	4.453	358.56	685	67.4
3/27 LIB6M	$3,151,816	3	5.33	$1,050,605	5.228	356.82	766	59.4
5/25 LIB6M	$36,784,118	34	62.23	$1,081,886	5.342	357.98	721	66.5
7/23 LIB6M	$9,855,857	9	16.67	$1,095,095	5.961	357.27	727	57.9
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$300,000.01 - $350,000.00	$348,553	1	0.59	$348,553	6.000	358.00	769	73.5
$350,000.01 - $400,000.00	$732,319	2	1.24	$366,160	6.255	357.52	736	57.7
$500,000.01 - $550,000.00	$1,595,927	3	2.70	$531,976	6.053	357.34	746	51.2
$550,000.01 - $600,000.00	$1,129,109	2	1.91	$564,555	5.188	357.01	732	61.6
$600,000.01 - $650,000.00	$2,555,565	4	4.32	$638,891	5.250	359.00	703	70.0
$650,000.01 - $700,000.00	$673,519	1	1.14	$673,519	5.500	358.00	765	75.0
$700,000.01 - $750,000.00	$2,937,179	4	4.97	$734,295	5.412	357.50	775	60.1
$750,000.01 - $800,000.00	$1,515,013	2	2.56	$757,507	4.811	357.00	700	54.4
$800,000.01 - $850,000.00	$1,666,677	2	2.82	$833,339	4.500	358.49	650	72.3
$850,000.01 - $900,000.00	$1,751,846	2	2.96	$875,923	5.804	358.00	759	69.1
$900,000.01 - $950,000.00	$939,237	1	1.59	$939,237	5.500	357.00	740	70.0
$950,000.01 - $1,000,000.00	$3,969,881	4	6.72	$992,470	5.753	357.50	720	52.2
$1,000,000.01 - $1,050,000.00	$2,046,581	2	3.46	$1,023,290	5.374	358.50	724	68.7
$1,050,000.01 - $1,100,000.00	$3,281,766	3	5.55	$1,093,922	5.457	357.67	733	66.3
$1,100,000.01 - $1,150,000.00	$2,248,385	2	3.80	$1,124,193	5.876	358.00	712	67.5
$1,150,000.01 - $1,200,000.00	$3,544,215	3	6.00	$1,181,405	4.750	358.67	675	70.0
$1,250,000.01 - $1,300,000.00	$2,584,696	2	4.37	$1,292,348	5.877	358.00	768	59.2
$1,300,000.01 - $1,350,000.00	$2,651,878	2	4.49	$1,325,939	4.880	357.49	690	70.4
$1,350,000.01 - $1,400,000.00	$2,787,443	2	4.72	$1,393,721	5.500	359.00	678	67.5
$1,450,000.01 - $1,500,000.00	$1,498,279	1	2.53	$1,498,279	5.250	359.00	688	66.7
$1,550,000.01 - $1,600,000.00	$3,155,757	2	5.34	$1,577,879	5.059	357.49	706	61.8
$1,800,000.01 - $1,850,000.00	$1,843,878	1	3.12	$1,843,878	5.250	357.00	782	55.2
$1,850,000.01 - $1,900,000.00	$1,868,476	1	3.16	$1,868,476	5.000	357.00	721	75.0
$2,150,000.01 - $2,200,000.00	$4,357,349	2	7.37	$2,178,675	5.063	356.50	688	66.6
$2,200,000.01 - $2,250,000.00	$2,240,074	1	3.79	$2,240,074	5.500	358.00	780	71.1
$2,450,000.01 - $2,500,000.00	$2,492,222	1	4.22	$2,492,222	4.250	359.00	738	59.1
$2,650,000.01 - $2,700,000.00	$2,697,045	1	4.56	$2,697,045	5.500	359.00	672	71.2
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AZ	$1,691,281	2	2.86	$845,640	5.500	358.00	724	75.0
CA	$51,590,191	46	87.27	$1,121,526	5.237	357.94	713	65.7
OR	$381,291	1	0.65	$381,291	6.375	358.00	788	61.6
WA	$5,450,108	5	9.22	$1,090,022	5.749	357.34	767	54.1
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$2,301,316	3	3.89	$767,105	5.911	356.91	729	30.8
50.01 - 55.00	$1,085,104	2	1.84	$542,552	5.195	358.35	763	53.3
55.01 - 60.00	$11,747,307	10	19.87	$1,174,731	5.287	358.05	744	57.5
60.01 - 65.00	$9,234,572	8	15.62	$1,154,322	5.445	357.97	723	62.4
65.01 - 70.00	$16,505,468	16	27.92	$1,031,592	5.281	357.67	705	67.8
70.01 - 75.00	$18,239,102	15	30.85	$1,215,940	5.179	358.04	708	73.1
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.250	$2,492,222	1	4.22	$2,492,222	4.250	359.00	738	59.1
4.500	$6,094,783	6	10.31	$1,015,797	4.500	358.33	650	72.5
4.625	$1,591,921	1	2.69	$1,591,921	4.625	356.00	707	60.4
4.750	$734,075	1	1.24	$734,075	4.750	359.00	802	53.3
5.000	$4,035,907	2	6.83	$2,017,954	5.000	357.00	731	69.6
5.125	$3,505,361	3	5.93	$1,168,454	5.125	356.00	670	61.9
5.250	$16,934,315	17	28.65	$996,136	5.250	358.12	725	65.1
5.500	$12,538,980	9	21.21	$1,393,220	5.500	358.26	720	68.2
5.625	$503,452	1	0.85	$503,452	5.625	357.00	786	69.7
5.750	$1,391,546	1	2.35	$1,391,546	5.750	359.00	705	70.0
5.875	$1,086,829	1	1.84	$1,086,829	5.875	357.00	794	60.6
6.000	$1,346,557	2	2.28	$673,278	6.000	358.00	763	60.5
6.125	$894,525	2	1.51	$447,263	6.125	357.00	701	56.2
6.250	$3,420,695	3	5.79	$1,140,232	6.250	357.71	726	50.3
6.375	$2,541,702	4	4.30	$635,425	6.375	357.71	774	59.4
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MULTI	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$28,708,691	26	48.57	$1,104,180	5.394	358.04	731	66.4
REFI/CO	$24,603,587	23	41.62	$1,069,721	5.154	357.71	710	64.2
REFI	$5,800,592	5	9.81	$1,160,118	5.445	357.95	695	59.6
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
INV HM	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$734,075	1	1.24	$734,075	4.750	359.00	802	53.3
781 - 800	$6,713,532	7	11.36	$959,076	5.636	357.38	789	61.3
761 - 780	$6,553,636	7	11.09	$936,234	5.644	357.74	771	67.8
741 - 760	$5,434,092	6	9.19	$905,682	5.585	357.58	747	57.0
721 - 740	$12,009,649	8	20.32	$1,501,206	5.072	357.78	731	65.3

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
701 - 720	$8,643,679	9	14.62	$960,409	5.431	358.09	705	61.1
681 - 700	$4,198,993	4	7.10	$1,049,748	5.361	358.09	694	70.8
661 - 680	$4,146,812	3	7.02	$1,382,271	5.487	358.83	670	68.0
641 - 660	$8,488,486	8	14.36	$1,061,061	4.741	358.40	650	69.3
621 - 640	$2,189,918	1	3.70	$2,189,918	5.125	356.00	636	68.2
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$59,112,870	54	100.00	$1,094,683	5.299	357.89	719	64.8
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
36	$12,472,896	11	21.10	$1,133,900	4.649	358.12	706	65.4
60	$36,784,118	34	62.23	$1,081,886	5.342	357.98	721	66.5
84	$9,855,857	9	16.67	$1,095,095	5.961	357.27	727	57.9
59	**$59,112,870**	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$9,321,080	8	15.77	$1,165,135	4.453	358.56	685	67.4
32 - 37	33	$3,151,816	3	5.33	$1,050,605	5.228	356.82	766	59.4
56 - 61	58	$36,784,118	34	62.23	$1,081,886	5.342	357.98	721	66.5
80 - 85	81	$9,855,857	9	16.67	$1,095,095	5.961	357.27	727	57.9
52		**$59,112,870**	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$53,771,251	47	90.96	$1,144,069	5.256	357.94	715	65.4
3.001 - 4.000	$5,341,619	7	9.04	$763,088	5.737	357.35	756	59.4
3.003	**$59,112,870**	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$5,627,828	3	9.52	$1,875,943	4.894	356.72	724	67.0
10.001 - 11.000	$46,628,120	42	78.88	$1,110,193	5.204	358.07	715	66.1
11.001 - 12.000	$6,856,921	9	11.60	$761,880	6.280	357.62	740	54.5
10.457	**$59,112,870**	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$4,092,423	4	6.92	$1,023,106	4.500	358.00	650	72.1
08/04	$5,228,657	4	8.85	$1,307,164	4.416	359.00	713	63.7
11/06	$560,420	1	0.95	$560,420	5.125	356.00	693	65.5
12/06	$2,591,396	2	4.38	$1,295,698	5.250	357.00	782	58.1
11/08	$2,346,945	2	3.97	$1,173,472	4.786	356.00	721	54.1
12/08	$10,498,958	10	17.76	$1,049,896	5.269	357.00	738	68.3
01/09	$9,525,848	10	16.11	$952,585	5.515	358.00	742	67.1
02/09	$14,412,367	12	24.38	$1,201,031	5.372	359.00	693	66.9
11/10	$2,189,918	1	3.70	$2,189,918	5.125	356.00	636	68.2
12/10	$2,832,183	3	4.79	$944,061	6.139	357.00	755	49.4
01/11	$4,833,756	5	8.18	$966,751	6.235	358.00	752	58.2
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/03	$5,097,282	4	8.62	$1,274,321	4.969	356.00	681	61.4
01/04	$15,922,537	15	26.94	$1,061,502	5.421	357.00	748	63.3
02/04	$18,452,027	19	31.21	$971,159	5.479	358.00	724	65.9
03/04	$19,641,024	16	33.23	$1,227,564	5.118	359.00	699	66.1
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Range of Debt Service Coverage Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.14 - 1.19	$1,182,642	1	2.00	$1,182,642	5.250	359.00	726	60.0
1.20 - 1.21	$14,509,957	14	24.55	$1,036,426	5.415	357.98	726	67.9
1.22 - 1.24	$5,587,127	4	9.45	$1,396,782	5.281	357.89	746	61.9
1.25 - 1.29	$15,320,915	13	25.92	$1,178,532	5.378	357.70	701	68.1
1.30 - 1.49	$13,734,644	14	23.23	$981,046	5.406	357.70	725	65.3
1.50 - 1.99	$7,473,583	6	12.64	$1,245,597	4.675	358.46	702	59.4
>= 2.09	$1,304,002	2	2.21	$652,001	5.651	356.84	747	35.3
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Range of Current Occupancy Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.00 - 79.99	$673,519	1	1.14	$673,519	5.500	358.00	765	75.0
80.00 - 89.99	$4,336,618	3	7.34	$1,445,539	5.437	358.25	719	66.0
90.00 - 94.99	$6,605,357	5	11.17	$1,321,071	5.129	358.18	736	58.9
95.00 - 97.99	$7,329,737	5	12.40	$1,465,947	5.129	357.45	724	67.1
100.00 - 100.00	$40,167,640	40	67.95	$1,004,191	5.340	357.88	714	65.1
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Prepay Penalty Type

DESCRIPTION		CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	3/2/1	$9,321,080	8	15.77	$1,165,135	4.453	358.56	685	67.4
3/27 LIB6M	3/2/1	$3,151,816	3	5.33	$1,050,605	5.228	356.82	766	59.4
5/25 LIB6M	5/4/3/2/1	$36,784,118	34	62.23	$1,081,886	5.342	357.96	721	66.5
7/23 LIB6M	5/4/3/2/1/1/1	$9,855,857	9	16.67	$1,095,095	5.961	357.27	727	57.9
		$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Number of Units

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5 - 9	$9,650,158	14	16.32	$689,297	5.474	358.05	718	63.5
10 - 14	$9,870,381	9	16.70	$1,096,709	5.389	357.85	738	62.2
15 - 24	$21,216,063	20	35.89	$1,060,803	5.279	357.86	700	67.2
25 - 49	$14,040,168	9	23.75	$1,560,019	5.339	357.78	721	66.3
50 - 99	$4,336,100	2	7.34	$2,168,050	4.675	358.15	757	57.5
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

$59,112,870 (Group 3) Adjustable Rate Multi-Family Mortgage Loans

Year Built

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
< 1954	$6,315,091	5	10.68	$1,263,018	5.272	356.82	725	56.1
1954 - 1970	$28,320,535	25	47.91	$1,132,821	5.192	358.11	700	66.3
1971 - 1975	$5,356,064	5	9.06	$1,071,213	5.387	357.59	769	62.3
1976 - 1980	$1,994,716	2	3.37	$997,358	5.411	357.65	780	56.5
1981 - 1985	$1,297,527	1	2.19	$1,297,527	6.250	358.00	742	61.3
1986 - 1990	$12,488,632	14	21.13	$892,045	5.361	357.80	733	67.1
1991 - 1995	$3,340,306	2	5.65	$1,670,153	5.452	359.00	678	70.9
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**

Renovated

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
N	$36,134,496	35	61.13	$1,032,414	5.257	357.63	715	66.2
Y	$22,978,374	19	38.87	$1,209,388	5.366	358.30	725	62.7
	$59,112,870	**54**	**100.00**	**$1,094,683**	**5.299**	**357.89**	**719**	**64.8**